Exhibit 2.1

EXECUTION VERSION

PRIVILEGED & CONFIDENTIAL

April 30, 2018

THE BOEING COMPANY

KELLY MERGER SUB, INC.

and

KLX INC.

AGREEMENT AND PLAN OF MERGER

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4.15	Real Property; Personal Property; Sufficiency of Assets	41

4.16	Environmental Matters	42

4.17	Government Contracts	42

4.18	Insurance	44

4.19	Takeover Statutes	44

4.20	Brokers	44

4.21	Opinion of Financial Advisor	44

4.22	Relations with Governments	44

4.23	Customers and Suppliers	45

4.24	Affiliate Transactions	46

4.25	No Other Representations or Warranties	46

Article V Representations and warranties of Parent and Merger Sub		46

5.01	Organization; Qualification	47

5.02	Authority Relative to Agreement	47

5.03	No Conflict; Required Filings and Consents	47

5.04	Information Supplied	48

5.05	Brokers	49

5.06	Sufficient Funds	49

5.07	Share Ownership	49

5.08	No Other Representations or Warranties	49

Article VI Covenants and Agreements		50

6.01	Conduct of Business by the Company Pending the Merger	50

6.02	Preparation of Proxy Statement; Company Stockholder Meeting; ESG Registration Statement	55

6.03	Regulatory Authorizations and Consents; Efforts	58

6.04	Access to Information; Confidentiality	60

6.05	No Solicitation by the Company	60

6.06	Directors’ and Officers’ Indemnification and Insurance	64

6.07	Notification of Certain Matters	65

6.08	Public Disclosure	66

6.09	Employee Benefits; Labor	66

6.10	Merger Sub	68

6.11	Rule 16b-3 Matters	68

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6.12	State Takeover Laws	68

6.13	Stockholder Litigation	69

6.14	Company Notes	69

6.15	Payoff Letter	70

6.16	Intercompany Arrangements	71

6.17	IT Monitoring	71

6.18	Post-Signing Date Tax Letter	71

Article VII Conditions to the Merger		71

7.01	Conditions to the Obligations of Each Party to Effect the Merger	71

7.02	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	72

7.03	Conditions to Obligation of the Company to Effect the Merger	73

7.04	Frustration of Closing Conditions	74

Article VIII Termination, Amendment and Waiver		74

8.01	Termination	74

8.02	Effect of Termination	76

8.03	Termination Fees	76

8.04	Amendment	79

8.05	Extension; Waiver	79

Article IX General Provisions		79

9.01	Non-Survival of Representations and Warranties	79

9.02	Expenses	79

9.03	Notices	80

9.04	Interpretation; Certain Definitions	81

9.05	Severability	82

9.06	Assignment	82

9.07	Entire Agreement	82

9.08	No Third-Party Beneficiaries	82

9.09	Governing Law	83

9.10	Specific Performance	83

9.11	Consent to Jurisdiction	83

9.12	Counterparts	84

9.13	WAIVER OF JURY TRIAL	84

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 30, 2018 (this Agreement), is made by and among The Boeing Company, a Delaware corporation (Parent), Kelly Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (Merger Sub), and KIAWAH Inc., a Delaware corporation (the Company). Parent, Merger Sub and the Company are referred to herein individually as a Party and collectively as the Parties.

RECITALS

WHEREAS, the respective boards of directors of the Company (the Company Board), Parent (the Parent Board) and Merger Sub have unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a direct or indirect wholly owned Subsidiary of Parent (the Merger), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the DGCL).

WHEREAS, the Company Board has unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement.

WHEREAS, in connection with the transactions contemplated hereby, the Parties wish to effect the separation of the ASG Business (as hereinafter defined) and the ESG Business (as hereinafter defined) through either (i) a taxable spin-off of the ESG Business prior to the Effective Time into a separate, publicly traded company, or (ii) a sale of the entities comprising the ESG Business, in each case, in accordance with this Agreement and the ESG Documents.

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement and consummate the transactions contemplated hereby, certain members of Company management have accepted in writing an offer of employment from Parent and have not revoked such acceptance.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual terms, conditions and other agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

Affiliate means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

Agreed Form Spin-Off Agreements means the Distribution Agreement, Transition Services Agreement, IP Matters Agreement and Employee Matters Agreement, in each case, in the form attached hereto.

Agreement has the meaning set forth in the Preamble.

Alternative Acquisition Agreement has the meaning set forth in Section 6.05(c).

Ancillary Spin-Off Agreements has the meaning set forth in the definition of Spin-Off Agreements.

Antitrust Laws means any federal, state or foreign antitrust, competition or trade regulatory Applicable Law, including the Sherman Act; the Clayton Act; the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and the Federal Trade Commission Act.

Applicable Law means any supra-national, federal, national, state, municipal or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), judgment, injunction, notice, decree or other requirement or rule of law or legal process (including common law), or any other Order of, or agreement issued, promulgated or entered into by, any Governmental Authority.

ASG Business means all businesses of the Company and its Subsidiaries, other than the ESG Business.

Bank Consent means the consent or waiver of the lenders under the Existing Credit Agreement in order to permit the consummation of the Spin-Off.

B/E Aerospace means B/E Aerospace, Inc., a Delaware corporation.

B/E Tax Agreement means the Tax Sharing and Indemnification Agreement between B/E Aerospace, Inc. and the Company, dated as of December 15, 2014.

Book-Entry Shares has the meaning set forth in Section 3.01(a)(ii).

Business Day means a day, other than a Saturday or Sunday or other day on which commercial banks are authorized or required by Applicable Law to close in New York City, New York.

Bylaws has the meaning set forth in Section 4.01.

Canceled Shares has the meaning set forth in Section 3.01(a)(i).

Capitalization Date has the meaning set forth in Section 4.02(a).

Certificate of Incorporation has the meaning set forth in Section 4.01.

Certificate of Merger has the meaning set forth in Section 2.03.

Certificates has the meaning set forth in Section 3.01(a)(ii).

Closing has the meaning set forth in Section 2.02.

Closing Date has the meaning set forth in Section 2.02.

Code means the U.S. Internal Revenue Code of 1986, as amended.

Company has the meaning set forth in the Preamble.

Company Acquisition Proposal means any inquiry, indication of interest, proposal or offer from any Person (other than Parent, Merger Sub, or their Subsidiaries), relating to, or that would reasonably be expected to lead to, any (i) merger, consolidation, share exchange, business combination, recapitalization (including a leveraged recapitalization or extraordinary dividend), reorganization, equity investment, business combination, joint venture or similar transaction involving the Company or any of its Subsidiaries, pursuant to which any such Person would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company or any of its Subsidiaries, (ii) sale, lease, license, dissolution, liquidation or other disposition, directly or indirectly, of assets of the Company or any Subsidiary of the Company (excluding the sale of inventory held for sale in the ordinary course of business) representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries taken as a whole, or to which twenty percent (20%) or more of the Company’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer (including self-tender), exchange offer or any other transaction or series of transactions in which any Person will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any combination of the foregoing; provided that in no event shall the Distribution or any other proposal solely with respect to Kiawah Energy, the ESG Business or any of the assets or operations thereof constitute a Company Acquisition Proposal.

Company Adverse Recommendation Change has the meaning set forth in Section 6.05(c).

Company Alternative Termination Fee means $175,000,000.

Company Benefit Plan has the meaning set forth in Section 4.11(a).

Company Board has the meaning set forth in the Recitals.

Company Common Stock has the meaning set forth in Section 3.01(a)(i).

Company Data means all data and information (including sensitive and confidential information and other personally identifiable information) accessed, collected, used, processed, stored, shared, distributed, transferred or disclosed by the Ex-ESG Company.

Company Disclosure Schedule means the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement.

Company Equity Awards means the Company Restricted Stock Awards, Company RSU Awards and Company PSU Awards.

Company Equity Plan means the KIAWAH Inc. Long-Term Incentive Plan, as amended from time to time, and any other equity or equity-based plan, program, or arrangement of the Company or any of its Subsidiaries or any predecessor thereof, other than the Company ESPP.

Company ERISA Affiliate means any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

Company ESPP means the KIAWAH Inc. Employee Stock Purchase Plan, effective as of January 1, 2015, as amended from time to time.

Company Government Bid means any offer, bid, quotation or proposal to sell products made or services provided by the Company or any Company Subsidiary that, if accepted or awarded, would lead to a Company Government Contract and for which an award has not been issued as of the date of this Agreement.

Company Government Contracts means (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter contract or blanket purchase agreement between the Company and any Governmental Authority, or (ii) any subcontract or other Contract by which the Company has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. For purposes hereof, a task, purchase, delivery, change or work order under a Company Government Contract will not constitute a separate Company Government Contract but will be part of the Company Government Contract to which it relates.

Company Leased Real Property has the meaning set forth in Section 4.15(b).

Company Material Adverse Effect means any event, change, circumstance, state of fact, condition, occurrence or effect that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Ex-ESG Company, taken as a whole or (ii) prevents or materially (x) interferes with, (y) hinders or (z) delays the consummation of the Transactions; provided, however, that none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Company Material Adverse Effect: any event, change, circumstance, state of fact, condition, occurrence or effect resulting from or related to (a) any acts of God, earthquakes, floods, hurricanes, tropical storms or other natural disasters, (b) any outbreak or escalation of war or major hostilities or any act of terrorism, (c) changes after the date hereof in Applicable Law or GAAP or the interpretation thereof, (d) changes that generally affect the industries and markets in which the Ex-ESG Company operates, (e) changes in general economic conditions or political or regulatory conditions in general, (f) changes in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world; (g) any failure, in and of itself, of the Company to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings predictions or other financial performance measures (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded by this proviso may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur), (h) any change in the price or trading volume of the Company’s securities or other financial instruments or change in the Company’s credit rating (it being agreed that the facts and circumstances giving rise to such change that are not otherwise excluded by this proviso may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (i) any action specifically required to be taken pursuant to this Agreement or the ESG Documents, (j) any specific action taken or failed to be taken at the express written direction of, or with the express written consent of, Parent or Merger Sub, or (k) the Distribution, the public announcement or other disclosure with respect to the Transactions or the identity of Parent or Merger Sub or any of their Affiliates (including the impact of any of the foregoing on relationships with any customer, supplier, lender, or employee); provided, however, that any event, change, circumstance, state of fact, condition, occurrence, effect or other matter referred to in clauses (a), (b), (c), (d), (e) or (f) immediately above will be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, circumstance, effect, state of fact, condition, occurrence or other matter has a disproportionate impact on the Ex-ESG Company taken as a whole, as compared to other participants in the industries and markets in which the Ex-ESG Company operates.

Company Material Bid has the meaning set forth in Section 4.17(a).

Company Material Contracts has the meaning set forth in Section 4.13(a).

Company Material Government Contracts has the meaning set forth in Section 4.17(a).

Company Notes means the Company’s 5.875% Senior Notes due 2022 governed by the Indenture.

Company Owned Real Property has the meaning set forth in Section 4.15(a).

Company Permits has the meaning set forth in Section 4.09(a).

Company Proxy Statement means the proxy statement to be sent to the Company’s stockholders (together with all amendments and supplements thereto) relating to the Merger and this Agreement.

Company PSU Award has the meaning set forth in Section 3.03(b).

Company Recommendation means the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Company Restricted Stock Award has the meaning set forth in Section 3.03(a).

Company RSU Award has the meaning set forth in Section 3.03(b).

Company SEC Reports means the forms, documents, proxy or information statements and reports, schedules and registration statements filed with or furnished to the SEC prior to the date hereof by the Company since January 1, 2015 and publically available (as such reports and statements may have been amended since the date of their filing), together with all information incorporated therein by reference in accordance with applicable SEC regulations.

Company Stockholder Approval means the adoption of this Agreement and the approval of the Merger by the holders of a majority of the outstanding shares of the Company Common Stock entitled to vote thereon at a stockholders meeting duly called and held for such purposes.

Company Stockholder Meeting has the meaning set forth in Section 6.02(d).

Company Systems means all of the following: computers, computer systems, servers, hardware, software, firmware, middleware, websites, databases, networks, servers, workstations, routers, hubs, switches, data communication equipment and lines, in each case solely to the extent owned or licensed to the Ex-ESG Company.

Company Tail Fee means $70,000,000.

Company Termination Fee means $105,000,000.

Confidentiality Agreement means the confidentiality agreement, dated December 19, 2017, between Parent and the Company.

Consent has the meaning set forth in Section 4.04(b).

Continuation Period has the meaning set forth in Section 6.09(a).

Contract means any written or oral arrangement, contract, agreement, instrument, lease, license, sublicense, sale or purchase order or commitment that, in each case, is binding on the Ex-ESG Company (and/or any of its Subsidiaries).

Covered Employees has the meaning set forth in Section 6.09(a).

D&O Indemnified Parties has the meaning set forth in Section 6.06(a).

Delaware Secretary of State means the Secretary of State of the State of Delaware.

DGCL has the meaning set forth in the Recitals.

Dissenting Shares has the meaning set forth in Section 3.05.

Distribution means either (i) the ESG Spin Distribution or (ii) the distribution of the ESG Sale Proceeds following the consummation of the transactions contemplated by an ESG Purchase Agreement.

Distribution Agreement means that Distribution Agreement by and between ESG Spin Co. and the Company, in the form attached as Exhibit A hereto.

Effective Time has the meaning set forth in Section 2.03.

Election Date has the meaning set forth in Section 2.06.

Employee Matters Agreement means that Employee Matters Agreement by and between ESG Spin Co. and the Company, in the form attached as Exhibit B hereto.

Encumbrance means any security interest, pledge, hypothecation, mortgage, lien, right of first refusal, right of way, license, encroachment, claim, charge, mortgage or encumbrance of any kind.

Environmental Laws means all Applicable Laws governing Environmental Matters.

Environmental Matters means any matters arising out of or relating to pollution or protection of the environment or worker safety, including any of the foregoing relating to the use, generation, transport, treatment, storage, release, or disposal of any material defined as a “hazardous substance” or “hazardous waste” under any applicable Environmental Law.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

ESG Business means the business of providing technical services and related rental equipment to oil and gas exploration and production companies in remote oil and gas producing regions solely as conducted by Kiawah Energy and ESG Spin Co., as applicable, but does not include any other business operated or conducted by the Company or any of its other Subsidiaries.

ESG Cash means an amount in cash equal to $50,000,000.

ESG Documents means (i) the Spin-Off Agreements or, (ii) if the Company makes an ESG Sale Election in accordance with Section 2.06, the ESG Purchase Agreement.

ESG Purchase Agreement means, collectively, all written Contracts entered into with respect to an ESG Sale and all other material instruments and documents delivered in connection therewith; provided that such Contracts, instruments and documents shall not constitute an “ESG Purchase Agreement” if (i) any of the terms contained in such Contracts, instruments or documents are or would reasonably be expected to be more adverse to Parent, the Surviving Corporation or any of their respective Subsidiaries in comparison to the most closely comparable corresponding terms individually, or in comparison to all terms taken as a whole, contained in the Agreed Form Spin-Off Agreements or (ii) any transactions contemplated thereby would (A) require any amendment, supplement or modification to the Company Proxy Statement or any Other Required Company Filing other than de minimis or solely ministerial amendments, supplements or modifications or (B) require a Company Stockholder Approval other than the Company Stockholder Approval first received in accordance with Section 6.05(d).

ESG Registration Statement means the registration statement on Form 10 filed by Kiawah Energy or ESG Spin Co., as applicable, with the SEC relating to the Spin-Off, as amended or supplemented from time to time.

ESG Sale means a transaction or series of related transactions in which the ESG Business is sold or transferred, directly or indirectly, whether structured as a sale of equity interests in Kiawah Energy, a merger, sale of assets or otherwise; provided that such transaction or transactions shall not constitute an “ESG Sale” if (i) any of the terms of such transaction or transactions are or would reasonably be expected to be more adverse to Parent, the Surviving Corporation or any of their respective Subsidiaries in comparison to the most closely comparable corresponding terms individually, or in comparison to all terms taken as a whole, of the transactions contemplated by the Agreed Form Spin-Off Agreements, or (ii) any transactions contemplated thereby would (A) require any amendment, supplement or modification to the Company Proxy Statement or any Other Required Company Filing other than de minimis or solely ministerial amendments, supplements or modifications or (B) require a Company Stockholder Approval other than the Company Stockholder Approval first received in accordance with Section 6.05(d).

ESG Sale Election has the meaning set forth in Section 2.06.

ESG Sale Proceeds means (i) any cash proceeds received by the Company or any of its Affiliates for the sale of the ESG Business under the ESG Purchase Agreement plus (ii) an amount in cash equal to (A) the ESG Cash less (B) any cash on the balance sheet of Kiawah Energy as of the closing of the ESG Sale to the extent such cash was taken into account in determining the amount of net cash proceeds classified in clause (i) hereof.

ESG Spin Co. means either Kiawah Energy, following conversion into a Delaware corporation, or a newly formed Delaware corporation into which the membership interests of Kiawah Energy are contributed.

ESG Spin Co. Common Stock means the common stock of ESG Spin Co.

ESG Spin Distribution means the distribution to the Company’s stockholders of all of the issued and outstanding shares of ESG Spin Co. Common Stock, and the related treatment of Company Restricted Stock Awards, Company PSU Awards and Company RSU Awards, each in accordance with the Spin-Off Agreements.

ESG Termination Date means January 11, 2019.

Ex-ESG Company means the Company and its Subsidiaries, as of any given time prior to the Effective Time, assuming and having given effect to the consummation of the Distribution, whether or not the Distribution has actually occurred.

Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Existing Credit Agreement has the meaning set forth in Section 6.15.

Export Control Laws means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. §120, et. seq.), the Export Administration Regulations (15 C.F.R. §730, et. seq.) and all Applicable Laws implemented by the Office of Foreign Assets Controls of the U.S. Department of the Treasury.

FCF Net Amount has the meaning set forth in the Distribution Agreement.

Final Termination Date has the meaning set forth in Section 8.01(b)(i).

Foreign Plan means Company Benefit Plans that are subject to any Applicable Law other than U.S., federal, state or local law.

GAAP means the United States generally accepted accounting principles.

Government Contract Laws means the United States False Claims Act, the Program Fraud Civil Remedies Act, the United States Procurement Integrity Act, the Federal Property and Administrative Services Act, the Armed Services Procurement Act or the United States Truth in Negotiations Act, the Federal Acquisition Regulation (and supplement thereto) and the cost principles and the Cost Accounting Standards thereunder and any other United States federal Applicable Law implementing regulations applicable to Company Government Contracts.

Governmental Authority means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental, agency, branch, department or other entity and any court, arbitrator, arbitration panel or other tribunal), (d) multinational or supra-national organization exercising judicial, legislative or regulatory power or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, fiscal, legislative, police, regulatory or taxing power of any nature of any federal, state, local, municipal, foreign or other government, in each case, anywhere throughout the world.

HSR Act means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indebtedness means, with respect to a Person, all liabilities of such Person (i) for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money; (ii) to repay any amounts owed as evidenced by notes, debentures, bonds or other similar instruments reflecting indebtedness; (iii) under any conditional sale, title retention or similar arrangement, or with respect to any deferred purchase price of any assets or services, contingent or otherwise (including “earn-outs”, indemnities, post-closing true-ups and “seller notes” payable with respect to the acquisition of any business, assets or securities, but excluding trade accounts payable arising in the ordinary course of business consistent with past practice); (iv) on any letter of credit or similar credit transaction securing obligations of any Person (to the extent drawn or outstanding); (v) to pay rent or other amounts under any lease of real or personal property, or other similar Contract, that is required to be classified or accounted for as a capital lease in accordance with GAAP; (vi) constituting a guarantee of any liabilities of any other Persons; (vii) for deferred rent or royalties under any lease, license, concession or other similar arrangement and (viii) secured by an Encumbrance (other than Permitted Encumbrances) on any of such Person’s assets, including as may be applicable in connection with any of the forgoing clauses (i) through (viii) any unpaid principal, premium, accrued and unpaid interest, prepayment penalties, commitments and other fees payable in connection with the payoff or termination thereof, and (ix) any cash advances made by such Person to any of its customers or suppliers.

Indenture means that certain Indenture, dated as of December 8, 2014, between the Company and the Indenture Trustee, as supplemented by the First Supplemental Indenture thereto, dated as of December 16, 2014, by and among the Company, the guarantors party thereto and the Indenture Trustee, as supplemented by the Second Supplemental Indenture thereto, dated as of August 2, 2016, by and among the Company, the additional guarantors party thereto and the Indenture Trustee, as such Indenture may be amended or supplemented subsequent to the date hereof in compliance with the terms of this Agreement.

Indenture Trustee means Wilmington Trust, National Association, as Trustee.

Initial Termination Date has the meaning set forth in Section 8.01(b)(i).

Intellectual Property means all patents and patent applications; registered trademarks and trademark applications; design rights, trade names and service marks; trade dress; Internet domain names; copyrights; rights in inventions; trade secrets and know-how and any other proprietary or intellectual property right, subsisting now or in the future, having equivalent or similar effect to the rights referred to above; in each case, anywhere in the world.

Intervening Event means any material change, event, effect, occurrence, consequence or development relating to the Company that (a) is unknown and not reasonably foreseeable as of the date of this Agreement, (b) does not relate to any Company Acquisition Proposal, any inquiry, indication of interest, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal and (c) becomes known to the Company Board prior to the Stockholder Approval; provided that that in no event shall the following constitute an

Intervening Event: any change, event, effect, occurrence, consequence or development relating to (i) Parent or Merger Sub or any of their Affiliates or any competitor of the Company or (ii) the market price or trading volume of the equity securities of the Company, the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency or any analyst’s recommendations or ratings with respect to the Company, except that the underlying reasons for such change, event, effect, occurrence, consequence or development may be considered in determining the existence of an Intervening Event to the extent not excluded by clause (i) of this proviso.

IP Matters Agreement means that IP Matters Agreement by and between ESG Spin Co. and the Company, in the form attached as Exhibit C hereto.

IRS means the United States Internal Revenue Service.

Kiawah Energy means KLX Energy Services, LLC.

Knowledge means the knowledge of any of the officers and employees of the Company or Parent, as applicable, set forth on Section 1.1(a) of the Company Disclosure Schedule, after reasonable inquiry by each such individual.

Labor Agreement has the meaning set forth in Section 4.11(j).

Liability or liability means any liability, debt, obligation, duty, deficiency, interest, Tax, penalty, fine, demand, judgment, cause of action or other damage or loss (including loss of benefit), cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, whether or not foreseeable, and whether due or to become due and regardless of when asserted.

Merger has the meaning set forth in the Recitals.

Merger Consideration has the meaning set forth in Section 3.01(a)(ii).

Merger Sub has the meaning set forth in the Preamble.

NASDAQ means The NASDAQ Stock Market.

Order means any decree, order, judgment, injunction, temporary restraining order, writ, determination, ruling, settlement or stipulation or other order in any Proceeding or similar requirement by or with any Governmental Authority.

Other ESG Required Company Filing has the meaning set forth in Section 6.02(b).

Other Required Company Filing has the meaning set forth in Section 6.02(a).

Owned Intellectual Property means all Intellectual Property owned by the Ex-ESG Company.

Parent has the meaning set forth in the Preamble.

Parent Board has the meaning set forth in the Recitals.

Parent Disclosure Schedule means the disclosure schedule delivered by Parent to the Company simultaneously with the execution of this Agreement.

Parent Organizational Documents means the certificate of incorporation and bylaws, each as amended as of the date of this Agreement, of each of Parent and Merger Sub.

Parent Termination Fee means an amount equal to $175,000,000.

Party has the meaning set forth in the Preamble.

Paying Agent has the meaning set forth in Section 3.02(a).

Payment Fund has the meaning set forth in Section 3.02(a).

Payoff Amount has the meaning set forth in Section 6.15.

Payoff Letter has the meaning set forth in Section 6.15.

Permitted Encumbrance means: (i) Encumbrances for Taxes, assessments and charges or levies of any Governmental Authority not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (ii) Encumbrances imposed by Applicable Law that relate to materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens or other similar Encumbrances that, in the aggregate, do not materially interfere with the use or value of the properties or assets related thereto, (iii) Encumbrances which are listed on Section 1.1(b) of the Company Disclosure Schedule; (iv) pledges or deposits to secure obligations under Applicable Law relating to workers’ compensation, unemployment insurance, pension programs and similar obligations; (v) liens, title retention arrangements or deposits to secure the performance of bids, trade contracts (other than for borrowed money), conditional sales contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (vi) in respect of real property: (A) easements, licenses, covenants, rights of way and other similar restrictions; (B) any conditions which may be shown by survey, title report or physical inspection of any such real property; (C) zoning, building and other similar restrictions with which the ASG Business is currently operating in material compliance; and (D) environmental restrictions and regulations; (vii) in the case of Intellectual Property, non-exclusive licenses and other non-exclusive rights granted to or by third parties in the ordinary course of business; and (viii) transfer restrictions imposed by federal or state securities laws.

Person means any individual or any corporation, limited liability company, partnership, trust, association, joint venture, firm, Governmental Authority or other entity of any kind.

Post-Signing Date Tax Letter means an executed letter substantially in the form attached hereto as Schedule 1.1(b).

Proceedings means legal, administrative, arbitral, civil, criminal, investigative, appellate or other proceedings, suits, claims, charges, complaints, settlements, hearings, audits, examinations, or actions.

Redemption Amount means the amount of cash required pursuant to the terms of the Indenture to effect the satisfaction and discharge of the Indenture at Closing, and the redemption of the Company Notes on the Redemption Date, including all accrued and unpaid interest up to the Redemption Date.

Redemption Date means the date on which the Company Notes are to be redeemed as may be directed by Parent in accordance with Section 6.14. In no event may the Redemption Date be earlier than one (1) Business Day following the Closing Date.

Representatives means, with respect to a Person, the directors, managers, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers and financial advisors) of such Person.

Required Notifications has the meaning set forth in Section 6.03(a).

Sarbanes-Oxley Act means the Sarbanes-Oxley Act of 2002, as amended.

SEC means the United States Securities and Exchange Commission.

SEC Clearance Date has the meaning set forth in Section 6.02(d).

Securities Act means the Securities Act of 1933, as amended.

Security Clearances means all personnel and facility security clearances required for access to information classified pursuant to Executive Order 13526 or similar Order that is necessary for operation of a Person’s business as presently conducted.

Signing Date Tax Letter means the signed, executed letter from the Company to the Parent dated as of the Signing Date titled “Signing Date Tax Letter.”

Spin-Off means (i) the transactions contemplated by the Distribution Agreement and the ESG Registration Statement including the formation of, contribution of Kiawah Energy into, or conversion into, as applicable, ESG Spin Co. and (ii) the ESG Spin Distribution.

Spin-Off Agreements means (i) the Agreed Form Spin-Off Agreements and (ii) all other written Contracts with unaffiliated third parties entered into with respect to the Spin-Off and all other material instruments and documents with unaffiliated third parties delivered in connection therewith other than the ESG Registration Statement and any Other ESG Required Company Filing (the Ancillary Spin-Off Agreements); provided that no Ancillary Spin-Off Agreement shall constitute a “Spin-Off Agreement” if (i) any of the terms contained in such Ancillary Spin-Off Agreements are or would reasonably be expected to be more adverse to Parent, the Surviving Corporation or any of their respective Subsidiaries in comparison to the most closely comparable corresponding terms individually, or in comparison to all terms taken as a whole, contained in the Agreed Form Spin-Off Agreements, unless such Contracts, instruments or documents provide for no obligations of, or other effect on, the Surviving Corporation and its Subsidiaries; or (ii) any transactions contemplated thereby would (A) require any amendment, supplement or modification to the Company Proxy Statement or any Other Required Company Filing other than de minimis or solely ministerial amendments, supplements or modifications or (B) require a Company Stockholder Approval other than the Company Stockholder Approval first received in accordance with Section 6.05(d).

Subsidiary of a Person means any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

Superior Proposal means a bona fide written Company Acquisition Proposal (with all references to “twenty” and “20%” in the definition thereof deemed to be “a majority” for purposes of this definition) that (i) would be reasonably likely to be consummated if accepted, and (ii) is more favorable to the Company and its stockholders, solely in their capacity as such, from a financial point of view, than the transactions contemplated by this Agreement, taking into account (a) all financial considerations (including the form of consideration), (b) the identity of the third party making such Company Acquisition Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Company Acquisition Proposal, (d) the legal and regulatory approvals, termination fee and expense reimbursement provisions reasonably deemed relevant by the Company Board or any committee thereof, and (e) any revisions to the terms of this Agreement and the Merger proposed by the Parent during the notice period set forth in Section 6.05(e); provided that, in no event will a Company Acquisition Proposal be deemed to be a Superior Proposal solely by excluding a condition to the consummation thereof relating to the ESG Business.

Surviving Corporation has the meaning set forth in Section 2.01.

Tax or Taxes means any and all national, federal, state, local municipal and foreign income, capital gains, profits, margin franchise, gross receipts, margin, capital, net worth, sales, use, withholding, payroll, estimated, goods and services, value added, ad valorem, alternative or add-on, registration, environmental, custom, general business, employment, social security (or similar), disability, workmen’s compensation, business, occupation, unemployment, premium, real property, personal property (tangible and intangible), capital stock, stamp, customs, transfer (including real property transfer or gains), conveyance, severance, production, excise, environmental (including Code section 59A), windfall profits and other taxes, governmental fees, withholdings, duties, charges, fees, levies, imposts, license and registration fees and other similar charges and assessments in lieu of, or in the nature of, a tax (including any and all fines, penalties, assessments, and additions attributable to or otherwise imposed on or with respect to any such taxes, fees, levies, duties, tariffs, imposts, and other similar charges or assessments (together with any and all interest, penalties and additions to tax)) computed on a separate or consolidated, unitary or combined basis, imposed by or on behalf of any Taxing Authority and (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability, or for being a member of an affiliated, consolidated, combined, unitary or other group (defined within the meaning of Section 1504(a) of the Code or any similar provision of foreign, state or local Applicable Law) for any period, or payable by reason of contract assumption, operation of Applicable Law, or otherwise, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any Tax sharing, Tax indemnity or Tax allocation agreement or any other express agreement to pay or indemnify any other Person whether by contract or otherwise.

Tax Returns means, with respect to any Tax, any information return for such Tax, and any return, report, statement, estimate, declaration, claim for refund, amended return, or other filing or document, including any schedule or attachment thereto, with respect to Taxes required to be submitted, filed or required to be filed with the IRS or any other Governmental Authority or Taxing Authority.

Taxing Authority means any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

Termination Date means the Initial Termination Date or, if extended pursuant to the final proviso in Section 8.01(b)(i), the Final Termination Date.

Top Customer has the meaning set forth in Section 4.23.

Top Supplier has the meaning set forth in Section 4.23.

Trading Day means any day on which the NASDAQ is open for trading; provided that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. New York City time.

Transactions means collectively, the transactions contemplated by this Agreement and by the ESG Documents.

Transition Services Agreement means that transition services agreement by and between ESG Spin Co. and the Company, substantially in the form attached hereto as Exhibit D.

Treasury Regulations means regulations promulgated by the IRS under the Code.

WARN Act means the Worker Adjustment and Retraining Notification Act of 1988.

Willful Breach means an action or failure to act by one of the Parties that constitutes a breach of this Agreement, and such action was taken or such failure occurred with such Party’s actual knowledge or intention that such action or failure to act would, or could be expected to, constitute a breach of this Agreement.

ARTICLE II

THE MERGER

2.01	The Merger

Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and a direct or indirect, wholly owned Subsidiary of Parent (the Surviving Corporation).

2.02	The Closing

Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the Closing) and the consummation of the Distribution shall take place concurrently (unless the ESG Spin Distribution has been completed as of an earlier date) at 10:00 a.m. (local time) on a date to be specified by the Parties, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another time, date or place is agreed to in writing by the Parties (such date being the Closing Date). The Closing shall take place at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, 31st Floor, New York, NY 10022.

2.03	Effective Time

Concurrently with the Closing, but in any event following the Distribution, the Company shall cause a certificate of merger with respect to the Merger substantially in the form attached hereto as Exhibit E (the Certificate of Merger) to be executed and filed with the Delaware Secretary of State as provided under the DGCL. The Merger shall become effective at the time the Certificate of Merger has been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Parent and the Company and specified in the Certificate of Merger (such date and time being hereinafter referred to as the Effective Time). The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

2.04	Certificate of Incorporation; Bylaws

(a)	The certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety as set forth in Exhibit F hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Applicable Law and such certificate of incorporation.

(b)	The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, until thereafter amended as provided by Applicable Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.05	Board of Directors; Officers

The members of the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time (or as otherwise designated by Parent) shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified.

2.06	ESG Sale Election

Within thirty (30) days after the date hereof (the Election Date), the Company may notify Parent in writing of its election to enter into an ESG Purchase Agreement on or prior to the Election Date (such election, an ESG Sale Election). In the event the Company delivers an ESG Sale Election, from and after such delivery the Company shall (a) use its reasonable best efforts to satisfy on a timely basis all conditions precedent to the transactions contemplated by the ESG Purchase Agreement, (b) keep Parent informed on a reasonably prompt basis and in reasonable detail of material developments in connection with the transactions contemplated by the ESG Purchase Agreement, including by (i) furnishing Parent with complete, correct and executed copies of the ESG Purchase Agreement and any and all amendments thereto, (ii) giving Parent prompt written notice of any material default or material breach (or any event that, with or without notice, lapse of time or both, would give rise to any material default or material breach) under the ESG Purchase Agreement of which the Company becomes aware that would reasonably be expected to result in termination of the ESG Purchase Agreement or a material liability or other material obligation of the Ex-ESG Company, and (iii) responding to Parent’s reasonable requests for, and discussing, updates on the status of the transactions contemplated by the ESG Purchase Agreement, and (c) notwithstanding anything to the contrary contained in this Agreement, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Parent, take any actions with respect to the Spin-Off or the ESG Spin Distribution. If an ESG Sale Election is made in accordance with the first sentence of this Section 2.06, the Company shall be permitted to consummate a Spin-Off (in lieu of an ESG Sale)

only with the prior written consent of Parent. If an ESG Sale Election is not made in accordance with the first sentence of this Section 2.06, then (x) the Company shall have elected to conduct the Spin-Off and may not thereafter enter into an ESG Purchase Agreement without the prior written consent of Parent, and (y) each of the Company and Kiawah Energy shall execute and enter into the Distribution Agreement within 75 days after the date hereof.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK

3.01	Effect on Securities

(a)	At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company, Parent or Merger Sub:

(i)	Cancellation of Company Securities. Each share of common stock, par value $0.01 per share, of the Company (the Company Common Stock) held by the Company as treasury stock or held, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, Canceled Shares).

(ii)	Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares and Dissenting Shares) shall be converted into the right to receive from Parent, in accordance with the terms of this Agreement, $63.00 per share (the Merger Consideration). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.01(a) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates or book-entry shares that, immediately prior to the Effective Time, represented such Company Common Stock, (Certificates and Book Entry Shares, respectively) shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.02, the Merger Consideration.

(iii)	Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)

Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number or type of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split) or combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.01(b) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

3.02	Exchange of Certificates

(a)	Designation of Paying Agent; Deposit of Payment Fund

Prior to the Closing, Parent shall enter into a customary paying agent agreement with a nationally recognized financial institution reasonably acceptable to the Company and Parent (the Paying Agent) for the payment of the Merger Consideration as provided in Section 3.01(a)(ii). At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, for payment in accordance with this Article III through the Paying Agent, cash in an aggregate amount necessary to pay the Merger Consideration (it being understood, for the avoidance of doubt, that such aggregate amount shall not include any amounts payable in respect of Company Restricted Stock Awards, Company RSU Awards or Company PSU Awards or any shares of Company Common Stock issuable pursuant thereto, which amounts Parent shall cause to be paid pursuant to Sections 3.03(a) and 3.03(b), as applicable) (the Payment Fund). In the event the Payment Fund shall at any time be insufficient for any reason (including losses) to make the payments contemplated by Section 3.01(a)(ii), Parent shall promptly deposit, or shall take all steps necessary to cause to be deposited, additional cash with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all payments under this Agreement. The Payment Fund shall not be used for any purpose not contemplated by the terms of this Agreement. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the payment of the Merger Consideration for shares of the Company Common Stock.

(b)	Promptly following the Effective Time (and in any event, not later than the third (3rd) Business Day thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (in form and substance reasonably acceptable to Parent) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Section 3.02 to the Paying Agent, and which shall be in the form and have such other provisions as Parent may reasonably specify) and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent may reasonably specify) for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares.

(c)

Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required or requested pursuant to such instructions (including receipt of an “agent’s message” by the Paying Agent (or such other evidence as the Paying Agent may reasonably request) in respect of any Book-Entry Share), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall direct the Paying Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, cash in an amount equal to the Merger Consideration multiplied by the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose. Subject to Section 3.02(f) and Section 3.05, without prejudice to any rights in respect of the Distribution, after the Effective Time and until so surrendered, each Certificate and Book-Entry Share shall represent only the right to receive the Merger Consideration payable in respect of the Company Common Stock represented thereby.

(d)	Payments to Non-Registered Holders

In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(e)	Termination of Payment Fund

Any portion of the Payment Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for six (6) months after the Effective Time shall be delivered to Parent or its designee upon demand, and any such holders who have not theretofore complied with this Article III shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or similar Applicable Law) as general creditor thereof for payment of their claims for Merger Consideration.

(f)	No Liability

None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any Person in respect of any cash held in the Payment Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Applicable Law. If any Certificate or Book-Entry Share shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(g)	Investment of Payment Fund

The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided that no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses resulting from such investment Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

(h)	Withholding

Notwithstanding anything herein to the contrary, each of Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to, without duplication, (i) deduct and withhold from the Merger Consideration and any other amounts otherwise payable or distributable in cash or in kind (including, for the avoidance of doubt, as a result of the ESG Spin Distribution) pursuant to this Agreement such amounts as Parent, the Company, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payments under the Code or any provision of Applicable Tax Law and (ii) collect any forms required by Applicable Law to comply with withholding obligations with respect to payments made pursuant to clause (i). Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Company, the Surviving Corporation or the Paying Agent, as the case may be.

3.03	Company Equity Awards

(a)	Treatment of Company Restricted Stock Awards

Parent shall not assume any award of Company Common Stock subject to time-based, performance or other vesting or lapse restrictions (each, a Company Restricted Stock Award). Without prejudice to any rights in respect of the Distribution, as of the Effective Time, (i) each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time, shall, to the extent not vested, become fully vested; provided that to the extent that such award is subject to performance conditions, any performance conditions shall be deemed to have been satisfied at the maximum level and (ii) each Company Restricted Stock Award shall be canceled without any action on the part of any holder or beneficiary thereof in consideration for the right to receive, in accordance with the Surviving Company’s general payroll practices, a lump sum cash payment with respect thereto equal to the product of (A) the Merger Consideration, and (B) the number of shares of Company Common Stock represented by such Company Restricted Stock Award, less any applicable withholding or other Taxes or other amounts required by Applicable Law to be withheld, without interest.

(b)	Treatment of Company PSU Awards and Company RSU Awards

Parent shall not assume any performance stock unit awards, including any performance stock unit awards deferred under any of the Company’s deferred compensation plans or otherwise (each a Company PSU Award) or any restricted stock unit awards, including any stock unit awards deferred under any of the Company’s deferred compensation plans or otherwise (each a Company RSU Award). Without prejudice to any rights in respect of the Distribution, as of the Effective Time, each Company PSU Award and Company RSU Award, in each case, subject to time-based, performance or other vesting restrictions that is outstanding immediately prior to the Effective Time, shall, to the extent not vested, become fully vested; provided that to the extent that such award is subject to performance conditions, any performance conditions shall be deemed to have been satisfied at the maximum level and (ii) each Company PSU Award and Company RSU Award, in each case, whether payable in cash or shares of Company Common Stock, shall be canceled without any action of the part of any holder or beneficiary thereof in consideration for the right to receive, in accordance with the Surviving Company’s general payroll practices, a lump sum cash payment with respect thereto equal to the product of (A) the Merger Consideration, and (B) the number of shares of Company Common Stock represented by such Company PSU Award or Company RSU Award, less any applicable withholding or other Taxes or other amounts required by Applicable Law to be withheld, without interest; provided, further, that notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company PSU Award and Company RSU Award, in each case, which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code shall be converted to the Merger Consideration and paid on the applicable settlement date for such Company RSU Award or Company PSU Award if required in order to comply with Section 409A of the Code.

(c)	Company ESPP

As soon as practicable following the date of this Agreement, the Company Board (or, if applicable, any committee thereof administering the Company ESPP) shall adopt such resolutions and take all such other necessary actions such that (i) with respect to any Option Period(s) (as such term is defined in the Company ESPP) outstanding as of the date of this Agreement under the Company ESPP, such Option Period(s) shall terminate and each Option (as such term is defined in the Company ESPP) shall be deemed to have been exercised in accordance with the terms of the Company ESPP upon the earlier to occur of (A) the day that is four (4) complete Trading Days prior to the Effective Time or (B) the date on which such Option Period(s) would otherwise end, and no additional Option Period(s) shall commence under such Company ESPP after the date of this Agreement; (ii) no individual participating in the Company ESPP shall be permitted to (A) increase the amount of his, her or its rate of payroll contributions thereunder from the rate in effect as of the date of this Agreement, or (B) except to the extent required by Applicable Law, make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement; (iii) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP following the date of this Agreement; (iv) no new offerings will commence, nor will any existing offerings be extended, following the date hereof; and (v) subject to the consummation of the Merger, the Company ESPP shall terminate, effective immediately prior to the Effective Time.

(d)	Company Actions

Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the Company Equity Plan or the Company ESPP, obtain any necessary consents, adopt applicable resolutions, amend the terms of the Company Equity Plan, the Company ESPP or any outstanding awards, and take all other appropriate actions to (i) give effect to the Transactions; (ii) terminate the Company Equity Plan and the Company ESPP as of the Effective Time; (iii) ensure that after the Effective Time, no holder of a Company Equity Award, Option (as such term is defined in the Company ESPP), any beneficiary thereof or any other participant in the Company Equity Plan or the Company ESPP shall have any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Company Equity Plan or the Company ESPP, except as provided in this Section 3.03; and (iv) without prejudice to any rights in respect of the Distribution, ensure that as of the Effective Time, all or any portion of incentive or deferred compensation arrangements that (A) is payable following the Effective Time and (B) immediately prior to the Effective Time, was deemed invested or otherwise measured by a share of Company Stock, will be converted to an amount equal to the product of (1) the Merger Consideration and (2) the number of whole or partial shares of Company Stock by which such compensation arrangement is measured or deemed invested. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions not later than the Business Day preceding the Effective Time.

3.04	Lost Certificates

If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Paying Agent may determine is reasonably necessary, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

3.05	Dissenting Shares

Notwithstanding anything in this Agreement to the contrary, to the extent that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the adoption of this Agreement or consented thereto in writing, has properly exercised and perfected his, her or its demand for appraisal rights under Section 262 of the DGCL and has not effectively withdrawn or lost such holder’s rights to appraisal (the Dissenting Shares), shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon and less any withholding Taxes, and such shares shall not be deemed to be Dissenting Shares. The Company shall give prompt written notice to Parent of (and in any event within three (3) Business Days after receiving) any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to appraisal demands, and Parent shall have the right to control and direct all negotiations and Proceedings with respect to such demands after the Effective Time, provided that, prior to the Effective Time, the Company will consult with Parent and consider in good faith Parent’s advice with respect to such negotiations and Proceedings, and Parent will have the right to participate in such negotiations and Proceedings at its sole cost and expense prior to the Effective Time; provided further that, prior to the Effective Time, the Company will not settle, or agree to settle, any such appraisal demands that would require payment of any amounts or would impose obligations on Parent or the Surviving Corporation without Parent’s prior written consent. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to or settle or compromise or offer to settle or compromise any such demand or Proceeding, or agree to do any of the foregoing.

3.06	Transfers; No Further Ownership Rights

At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time, and there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer following the Effective Time, they shall be canceled against delivery of the Merger Consideration, as provided for in Section 3.01(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company SEC Reports (excluding any information set forth in (a) risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks including in any “forward-looking statements” disclaimers in such Company SEC Reports or any other statements in the Company SEC Reports to the extent that such statements are cautionary, predictive or forward-looking in nature or (b) any exhibits or other documents appended thereto), it being acknowledged that nothing disclosed in the Company SEC Reports shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Sections 4.01, 4.02(a), 4.03, 4.04, or 4.10, or (ii) as set forth in the Company Disclosure Schedule (it being understood and agreed that any information set forth in one section or subsection of the Company Disclosure Schedule also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.01	Organization; Qualification

Each of the Company and its Subsidiaries is duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except with respect to the Subsidiaries of the Company, only where the failure to be so organized or existing, or to have such power and authority would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and, to the extent applicable, is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company’s Amended and Restated Certificate of Incorporation (the Certificate of Incorporation) and Amended and Restated Bylaws (the Bylaws), each as amended as of the date of this Agreement, have been made available to Parent and are in full force and effect, and the Company is not in material violation of any of the provisions thereof.

4.02	Capitalization; Subsidiaries

(a)	The authorized capital stock of the Company consists solely of (i) 250,000,000 shares of Company Common Stock 50,732,724 of which were issued and outstanding as of the close of business on April 30, 2018 (the Capitalization Date) and 3,834,400 of which were held by the Company as treasury stock as of the close of business on the Capitalization Date, and (ii) 1,000,000 shares of preferred stock of the Company, par value $0.01 per share, no shares of which were outstanding as of the close of business on the Capitalization Date. There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the close of business on the Capitalization Date, there were (A) outstanding Company Restricted Stock Awards representing 593,143 shares of Company Common Stock; (B) outstanding Company RSU Awards of up to 410,628 shares of Company Common Stock (including deferred stock unit and RSU Awards of up to 24,253 shares of Company Common Stock under the Company’s non-qualified deferred compensation plans); (C) outstanding Company PSU Awards of up to 617,045 shares of Company Common Stock; (D) 158,605 shares of Company Common Stock reserved for future issuance under the Company ESPP; and (E) 2,770,633 shares of Company Common Stock reserved for future issuance under the Company Equity Plan. Since the Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any of the foregoing, or incurred any obligation to make any payments to any Person based on the price or value of any of the foregoing or established a record date for, declared, set aside for payment or paid any dividend on or made any other distribution (whether in cash or otherwise) in respect of, any of the foregoing.

(b)	All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to the Company Equity Awards, the Company Equity Plan or the Company ESPP are or will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and granted in accordance with the Company Equity Plan or the Company ESPP, if applicable, and are, or will be when issued, fully paid, nonassessable and free of preemptive rights. The Company has made available to Parent or its counsel accurate and complete copies of the Company Equity Plan and the forms of restricted stock and restricted stock unit agreements evidencing the Company Equity Awards and, other than differences with respect to the number of shares of Company Common Stock covered thereby, the grant date, the exercise price, regular vesting schedule and expiration date applicable thereto, no such stock option, restricted stock or restricted stock unit agreement contains material terms that are not consistent with, or in addition to, such forms. Section 4.02(b) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, each outstanding Company Equity Award, the number of shares of Company Common Stock issuable thereunder, the expiration date, the exercise or conversion price relating thereto, the grant date, the name of the holder, and the amount unvested. The Company Restricted Stock Awards, Company RSU Awards, Company PSU Awards and rights under the Company ESPP may be, by and in accordance with their existing terms, be treated in accordance with Section 3.03. The Company Equity Awards set forth on Section 4.02(b) of the Company Disclosure Schedule are the only plans or programs the Company or any of its Subsidiaries maintain under which stock options, restricted stock awards, restricted stock units, stock appreciation rights or other compensatory equity-based awards or profit participation or similar rights are outstanding.

(c)	As of the date of this Agreement, other than as set forth in Section 4.02(a), there are no (i) existing options, warrants, calls, preemptive rights, anti-dilutive rights, rights of first refusal, subscriptions or other rights, restricted stock awards, restricted stock unit awards, “phantom” stock, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock of, or other equity interests or securities in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive, subscriptions or other rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interests or securities of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity interests of the Company or any of its Subsidiaries, (iii) voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or its Subsidiaries or (iv) other than the Company’s obligations under the Company Equity Plan or Company ESPP there are no outstanding obligations of the Company or any of its Subsidiaries to accelerate the vesting of any capital stock of the Company.

(d)	Each Subsidiary of the Company existing on the date of this Agreement is listed on Section 4.02(d) of the Company Disclosure Schedule. The Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each such Subsidiary, free and clear of all Encumbrances, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each such Subsidiary are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, voting restrictions, transfer restrictions and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, commitment, understanding, restriction or arrangement under Applicable Law, the organizational documents of such Subsidiary or any Contract to which such Subsidiary is a party or otherwise bound. Except as would not reasonably be expected to be material to the Company, (i) each such Subsidiary’s certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement or similar document, each as amended as of the date of this Agreement, has been made available to Parent and are in full force and effect, and (ii) no Subsidiary of the Company is in material violation of any of the provisions thereof. Except as set forth in the Spin-Off Agreements, all assets, properties and operations of Kiawah Energy relate, and have always related, solely to the ESG Business, and neither Kiawah Energy, nor any of its assets, operations or properties, is used or has ever been used in the ASG Business.

(e)	Except for the capital stock and voting securities of, and other equity interests in, the Subsidiaries listed on Section 4.02(d) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person. Neither the Company nor any of its Subsidiaries has agreed to or is obligated to make, or is bound by any Contract under which it is or may be obligated to make, any material future investment in or capital contribution to any other Person.

4.03	Authority Relative to Agreement

(a)

The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions. The Company Stockholder Approval is the only vote of the holders of any securities of the Company that is required in connection with the Transactions. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, have been duly and validly authorized by all necessary corporate action by the Company, and, except for the receipt of the Company Stockholder Approval, no other corporate action or proceeding on the part of the Company or any vote of the stockholders of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions.

This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to Applicable Law (a) relating to bankruptcy, insolvency and the relief of debtors and (b) governing specific performance, injunctive relief and other equitable remedies.

(b)	The Company Board has, by resolutions unanimously adopted by the Company Board in accordance with the Certificate of Incorporation and the Bylaws, (i) approved the execution, delivery and performance by the Company of this Agreement and the Transactions, (ii) determined that this Agreement and the Transactions are advisable and in the best interests of the Company and the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote of the stockholders at the Company Stockholder Meeting and (iv) resolved to make the Company Recommendation.

(c)	The Company has all necessary corporate power and authority to execute and deliver the ESG Documents. Prior to the consummation by the Company of the Distribution, the Distribution will have been duly and validly authorized by all necessary corporate action by the Company. When executed, the ESG Documents will be legal, valid and binding obligations of the Company and ESG Spin Co., as the case may be, and, to the Knowledge of the Company, the other parties thereto, enforceable against such parties in accordance with their respective terms, subject to Applicable Law (i) relating to bankruptcy, insolvency and the relief of debtors and (ii) governing specific performance, injunctive relief and other equitable remedies. As of the date hereof, there are no Contracts to which the Company or any of its Subsidiaries is a party relating to the Spin-Off. There are no conditions precedent or other contingencies between the Company or any of its Subsidiary, on the one hand, and any other party to the ESG Documents or any of their respective Affiliates, on the other hand, related to the Spin-Off or the transactions contemplated by the ESG Purchase Agreement, other than as expressly set forth in the ESG Documents.

4.04	No Conflict; Required Filings and Consents

(a)

Neither the execution and delivery of this Agreement or the ESG Documents by the Company nor the consummation by the Company of the Transactions will: (i) contravene, conflict with or violate any provision of the Company’s Certificate of Incorporation or Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices specifically identified in this Section 4.04 have been obtained or made, violate any Applicable Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of (A) any Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound or

(B) any Company Material Contract, or result in the creation of an Encumbrance, other than any Permitted Encumbrance, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii)(A), any such conflict, violation, breach, default, termination, acceleration, cancellation or Encumbrance that would not have, individually or in the aggregate, a Company Material Adverse Effect or impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

(b)	Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article V hereof, no consent, approval, license, permit, order, action or authorization (a Consent) of, registration, declaration or filing with or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) the Required Notifications, (iv) compliance with applicable rules and regulations of NASDAQ and (v) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have, individually or in the aggregate, a Company Material Adverse Effect.

4.05	Company SEC Reports; Financial Statements

(a)	Since January 1, 2015, the Company has timely filed with or furnished to the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed with or furnished to the SEC by the Company at or prior to the time so required. As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Report complied in all material respects with the applicable requirements of the Exchange Act, the Sarbanes-Oxley Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Report filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is required to file or furnish any report, statement, schedule, form or other document with the SEC.

(b)

All of the consolidated financial statements of the Company included in the Company SEC Reports (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, for the absence of footnotes as may be permitted under the Exchange Act; and (iii) were prepared using the books, records and accounts of the Company and its Subsidiaries and fairly present, in all material respects, the consolidated financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments). As of the date hereof, except as set forth on Section 4.05(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Indebtedness in excess of $5,000,000.

(c)	There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Reports, and the Company has not received any written or, to the Knowledge of the Company, notice that any of the Company SEC Reports are subject to ongoing SEC review, outstanding comment or outstanding investigation.

(d)	The Company is, and each of its officers are, and since January 1, 2016 have been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of NASDAQ.

(e)	The Company maintains internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of the consolidated financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of Company management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s or its Subsidiaries assets that would materially affect the Company’s financial statements. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, except as publicly disclosed in the Company SEC Reports and as disclosed in Section 4.05(e) of the Company Disclosure Schedules, since January 1, 2015, there have not been any (i) “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as currently in effect) in the design or operation of internal control over financial reporting that, individually or in the aggregate, would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information or amount to a material weakness, (ii) fraud or illegal acts, whether or not material, that involve management or other employees of the Company or (iii) claims or allegations relating to any of the foregoing. The Company has not identified any material weaknesses in the design or operation of the Company’s internal controls over financial reporting.

(f)

The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) reasonably designed to ensure that all financial and non-financial information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s chief executive officer, chief financial officer and other members of management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(g)	Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports and, to the Knowledge of the Company, the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. None of the Company, any current executive officer of the Company or, to the Knowledge of the Company, any former executive officer of the Company or any of its Subsidiaries has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness form or manner of filing of such certifications made with respect to the Company SEC Reports.

(h)	Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Reports (including any audited financial statements and unaudited interim financial statements of the Company included therein).

4.06	Absence of Certain Changes or Events

Since January 31, 2018 through the date of this Agreement, there has not been any Company Material Adverse Effect. Since January 31, 2018 except for matters in connection with the Transactions, the businesses of the Ex-ESG Company have been conducted in the ordinary course of business consistent with past practice in all material respects, and there has not been any action or event of a type that would require the consent of Parent pursuant to Section 6.01(a)(y) if such action or event occurred after the date hereof prior to the Closing.

4.07	No Undisclosed Liabilities

Except for Liabilities (a) as reflected, disclosed or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of January 31, 2018 (or the notes thereto) included in the Company’s annual report on Form 10-K for the fiscal year ended January 31, 2018, (b) incurred in the ordinary course of business consistent with past practice since January 31, 2018, (c) arising out of this Agreement or the ESG Documents or (d) that are not expected to be material to the Ex-ESG Company, the Ex-ESG Company does not have any liabilities of any nature, whether or not accrued, contingent, absolute or otherwise.

4.08	Litigation

Since January 31, 2015, (a) there are and have been no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any present or former director, manager or employee of the Company or any of its Subsidiaries (in such individual’s capacity as such and for which they are or have been entitled to indemnification by the Company or its Subsidiaries) or any asset or property of the Ex-ESG Company that involves an amount in excess of $5,000,000, and (b) there are and have been no Orders outstanding against, or involving, the Company or any of its Subsidiaries or any present or former director, manager or employee of the Ex-ESG Company (in such individual’s capacity as such and for which they are or have been entitled to indemnification by the Company or its Subsidiaries) or any asset or property of the Ex-ESG Company that involves an amount in excess of $5,000,000. As of the date of this Agreement, there is no pending Proceeding or outstanding Order that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay, or would reasonably be expected to have the effect of preventing, impairing or materially delaying the consummation of the Merger.

4.09	Permits; Compliance with Applicable Laws

(a)	(i) The Ex-ESG Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for the Ex-ESG Company to own, lease and operate their respective properties and assets and to carry on its business as now being conducted, under and pursuant to Applicable Laws (the Company Permits), (ii) all such Company Permits are in full force and effect and (iii) as of the date of this Agreement, with or without notice or the passage of time, no amendment, suspension, cancellation, withdrawal, default or revocation thereof exists or is pending or, to the Knowledge of the Company, threatened and no Company Permits will cease to be effective as a result of the Transactions, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof, or the ceasing thereof to be effective, has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)	Since January 31, 2015, the Ex-ESG Company has been and is in compliance with (i) Applicable Laws, and (ii) all Company Permits, except where any failure to be in such compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)	The Ex-ESG Company is in compliance with all Export Control Laws and has not received any written communication within the last three (3) years that alleges that the Ex-ESG Company is not in compliance with, or is the subject to, any Proceeding under any Export Control Law, except for such failure to be in compliance that has not and would not reasonably be expected to have a Company Material Adverse Effect.

4.10	Information Supplied

(a)	None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Company Proxy Statement will, on the date the Company Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in each case, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein. The Company Proxy Statement will comply in all material respects with the requirements of the Exchange Act.

(b)	None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the ESG Registration Statement will, on the date the ESG Registration Statement (or any amendment or supplement thereto) is first declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in each case, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein. The ESG Registration Statement will comply in all material respects with the requirements of the Exchange Act.

4.11	Employee Benefit Plans; Labor

(a)

Section 4.11(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of (i) each material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether written or unwritten, that the Ex-ESG Company adopted, maintains, sponsors, participates in, is a party or contributes to or with respect to which the Ex-ESG Company could reasonably be expected to have any liability; and (ii) each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, whether written or unwritten, including any equity option, equity purchase, equity appreciation right or other equity or equity-based incentive, cash bonus or incentive compensation, employment, change in control, retention, retirement or supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, welfare, hospitalization or medical, life, accidental death and dismemberment, long- or short-term disability, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement for any current or former employee or director of, or other individual service provider to, the Ex-ESG Company that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not ERISA applies), that the Ex-ESG Company adopted, maintains, sponsors, participates in, is a party or contributes to, or with respect to which the Ex-ESG Company could reasonably be expected to have any liability (each arrangement described in this Section 4.11(a), without regard to any materiality qualifier, a Company Benefit Plan). With respect to each Company Benefit Plan, the Company has made available to Parent a true and complete copy of (i) such Company Benefit Plan and all material amendments thereto (including a written description of the material provisions of each unwritten Company Benefit Plan), (ii) each trust, insurance, annuity or other funding Contract, (iii) the most recent financial statements and actuarial or other valuation reports, (iv) the three most recent annual reports on Form 5500, (v) the most recent determination letter (or, if applicable, advisory or opinion letter) from the IRS, (vi) the most recent summary plan description and any material modification and (vii) all material notices given to such Company Benefit Plan, the Company or any Company ERISA Affiliate by the IRS, United States Department of Labor, Pension Benefit Guarantee Corporation or other Governmental Authority.

(b)	Except as set forth on Section 4.11(b) of the Company Disclosure Schedule, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in all material respects in accordance with its terms and Applicable Laws, including ERISA and the Code and each filing required by any Governmental Authority with respect to each Company Benefit Plan (if required by ERISA or the Code) has been filed, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and Applicable Laws have been timely made or accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP and (iii) none of the Ex-ESG Company or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan that would result in the imposition of any liability to the Ex-ESG Company.

(c)	Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan. To the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and no condition exists that has been or would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or result in the imposition of any material liability, penalty or tax under ERISA or the Code.

(d)	None of the Ex-ESG Company or any Company ERISA Affiliate, in the past three (3) years, has contributed to, been required to contribute to, or otherwise participated in or in any way, directly or indirectly, had any liability with respect to (i) any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, or (ii) any “multiemployer plan” as defined in Section 3(37) of ERISA or any “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)	As of the date of this Agreement there are no material Proceedings pending, or, to the Knowledge of the Company, threatened against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(f)	Except as set forth on Section 4.11(f) of the Company Disclosure Schedule, neither the execution or delivery of nor performance of the Company’s obligations under this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event (where such other event would not alone have an effect described in this sentence), (i) entitle any current or former director or employee of, or individual service provider to, the Ex-ESG Company to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Benefit Plan, except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or individual service provider under any Company Benefit Plan, (iii) accelerate the time of payment, funding or vesting of amounts due any such director, employee or individual service provider under any Company Benefit Plan, except as provided for in this Agreement, or (iv) limit or restrict the right of Parent, the Surviving Corporation, the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan.

(g)	No compensatory amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger, by any employee, director or other individual service provider of the Ex-ESG Company under any Company Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(h)	Except as set forth in Section 4.11(h) of the Company Disclosure Schedule, the Ex-ESG Company has no material obligations for post-termination health, welfare or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code) or coverage in which the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries).

(i)	Each Foreign Plan (i) has been established, operated, maintained and administered in all material respects in compliance with its terms and operated in compliance with all Applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable Governmental Authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all material requirements for such treatment; and (iv) is not subject to any material pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits

(j)	Except as set forth on Section 4.11(j) of the Company Disclosure Schedule, the Ex-ESG Company is not a party to or otherwise bound by any collective bargaining Contract or other labor-related Contract with a labor or trade union, or labor organization or works council (each a Labor Agreement), nor is any such Labor Agreement presently being negotiated, nor, to the Knowledge of the Company, are there any employees of the Ex-ESG Company represented by a labor or trade union, labor organization or works council. The Company has made available to Parent a true and complete copy of each Labor Agreement and all material amendments thereto. There are no organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or, to the Knowledge of the Company, threatened by or with respect to any of the employees of the Ex-ESG Company. Since January 1, 2016, there has not been any, and there are no pending or, to the Knowledge of the Company, threatened strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Ex-ESG Company. To the Knowledge of the Company, there is no material unfair labor practice claim against the Ex-ESG Company pending, or threatened, before the National Labor Relations Board or any similar Governmental Authority.

(k)	No individual classified as a non-employee, including any independent contractor, leased employee or consultant, for purposes of receiving employee benefits, regardless of treatment for other purposes, is eligible to participate in, or receive benefits under, any Company Benefit Plan.

(l)	The Ex-ESG Company is in compliance in all material respects with all Applicable Laws relating to employment, labor and the workplace, including Applicable Laws relating to wages, hours, collective bargaining, occupational safety and health, work authorization, equal employment opportunity, discrimination in employment, terms and conditions of employment, worker classification, immigration, unemployment compensation, workers’ compensation, employee privacy and right-to-know. The Ex-ESG Company (i) has no material liability for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees and (ii) has no liability under, or has failed to comply with, the WARN Act.

(m)	Except as set forth in Section 4.11(m) of the Company Disclosure Schedule, as of the date of this Agreement and for the past three (3) years, there are and have been no material Proceedings pending or, to the Knowledge of the Company, threatened against the Ex-ESG Company by any current or former employees of the Ex-ESG Company.

(n)	Neither the Company nor any of its Subsidiaries has any material Liability under any such arrangement that fails to meet the requirements of Sections 409A(2), (3), or (4) of the Code (or that has at any time since January 1, 2009, not been operated in accordance with such requirements), or to which Section 409A(b)(1) of the Code applies (including any “gross up” or similar payment to any Person with respect to Taxes imposed under Sections 409A or 4999 of the Code).

(o)

The Company has made available to Parent a document (anonymized to the extent required by Applicable Law) which, as of the date of this Agreement, lists all Employees actively employed by the Ex-ESG Company, employee identification numbers (where applicable), current annual compensation (including, where applicable, target bonus compensation eligibility), work location and job title. The document also lists, as of the date of this Agreement, (i) all inactive Employees of the Ex-ESG Company and (ii) the names of any material independent contractors, as well as any leased employees and the name of the agency providing such leased employees, (iii) each individual who is not an Employee as of the date of this Agreement (i.e., is a pending hire) and has either accepted or has received an outstanding offer of employment from the Ex-ESG Company, or to whom the Ex-ESG Company intends to offer employment prior to Closing and such individual’s prospective or proposed date of hire, work location, title and rate of compensation. The document also identifies, as of the date of this Agreement, all Employees on short-term or long-term disability leave, maternity leave, parental leave, family medical leave, military leave, extended absence, protected leave or any other leave and provides an estimate of when such Employee is expected to return from leave.

4.12	Taxes

(a)	The Company and/or each of its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects and (ii) paid all material Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established in accordance with GAAP.

(b)	As of the date of this Agreement, neither the Company nor any of its Subsidiaries have received any written notice of any pending, threatened, or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority (including in jurisdictions where the Company and its Subsidiaries have not filed Tax Returns) in respect of material Taxes of or with respect to the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency other than in the ordinary course of business. As of the date of this Agreement, no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(c)	All Taxes that the Company or any of its Subsidiaries are or were required by Applicable Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other third parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(d)

None of the Company or any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company, any of its Subsidiaries or B/E Aerospace), and none of the

Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company, any Subsidiary or B/E Aerospace (for the period during which the Company and applicable Subsidiaries were members of the B/E Aerospace consolidated group)) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local law), as a transferee or successor, by Contract or otherwise.

(e)	None of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement or any other similar Contract or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries and (ii) customary commercial Contracts entered into in the ordinary course of business, the principle subject matter of which is not Taxes, and (iii) B/E Tax Agreement) that will not be terminated on or before the Closing Date without any future liability to the Company or its Subsidiaries.

(f)	There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(g)	None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(h)	Within the last two (2) years, none of the Company or any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

(i)	The Company is not a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(j)	The accrual or reserves for Taxes with respect to the Company and each of its Subsidiaries for any Tax period ending on or before the Closing Date (excluding any provision for deferred income Taxes) reflected on the Company’s financial statements (or the notes thereto) included in the Company SEC Reports are adequate, in accordance with GAAP, to cover all material Taxes that are not yet due and payable.

(k)	None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) election under Section 108(i) of the Code; (v) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (vi) the application of Section 965 of the Code. No power of attorney that will be in force at Closing has been granted with respect to any matter relating to material Taxes that could affect the Company or any of its Subsidiaries.

(l)	Neither the Company nor any of its Subsidiaries has breached any of its representations or obligations under the B/E Tax Agreement or any officers’ certificate referred to therein and no such breach will result from the transactions contemplated by this Agreement. All amounts required to be paid by the Company or any of its Subsidiaries under the B/E Tax Agreement have been fully and timely paid.

(m)	None of the Company or any of its Subsidiaries has requested or received any closing agreement, technical advice memoranda, private letter ruling or similar agreements or rulings from, or entered into any Contract or arrangement with, any Taxing Authority that (i) requires Company or any of its Subsidiaries to take any action or to refrain from taking any action after the Closing Date or (ii) would affect any amount of Tax payable by a Company or any of its Subsidiaries after the Closing Date. None of the Company or any of its Subsidiaries is a party to any Contract or arrangement with any Taxing Authority that would be terminated or adversely affected as a result of the Transactions.

(n)	The Company and each Subsidiary are in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating its transfer pricing practices and methodology. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing Applicable Law, including Treasury Regulations promulgated under Section 482 of the Code.

4.13	Material Contracts

(a)	Except as set forth on Section 4.13(a) of the Company Disclosure Schedule, the Ex-ESG Company is not a party to nor bound by, and none of its assets or properties are bound by, any:

(i)	Contract where total costs exceed total revenues by more than $5,000,000;

(ii)	Contract, excluding any sale or purchase orders entered into in the ordinary course of business consistent with past practice, with any of the top ten (10) customers of the Ex-ESG Company, as determined by total revenue paid to the Ex-ESG Company by such customer during the one-year period ended January 31, 2018;

(iii)	Contract for the sale of any asset (other than sales in the ordinary course of business), pursuant to which the Ex-ESG Company derived revenue in an amount exceeding $15,000,000 in the twelve (12) months ended January 31, 2018, or any Contract including the grant of any preferential rights to purchase any asset, pursuant to which the Ex-ESG Company derived revenue in an amount exceeding $15,000,000 in the twelve (12) months ended January 31, 2018;

(iv)	Contract, pursuant to which the Ex-ESG Company paid an amount exceeding $15,000,000 in the twelve (12) months ended January 31, 2018, pursuant to which the Ex-ESG Company agrees to purchase all of its requirements for any goods or services exclusively from any Person or to sell to any Person all of such Person’s requirements for any goods or services;

(v)	Contract, excluding any sale or purchase orders entered into in the ordinary course of business consistent with past practice, pursuant to which the Ex-ESG Company agrees to purchase all of its requirements for any goods or services exclusively from any Person or to sell to any Person all of such Person’s requirements for any goods or services;

(vi)	Contract that (A) would impose a non-competition or material exclusivity obligation on the Surviving Corporation, Parent or any of their respective Subsidiaries or Affiliates after the Effective Time or limits in any material respect the ability of the Ex-ESG Company or would limit in any material respect the ability of Parent or any of its Affiliates after the Effective Time, to operate its business in any geographic area, or (B) would, after the Effective Time, restrict the Ex-ESG Company, Parent or any of their respective Affiliates or Subsidiaries from soliciting, hiring, engaging, retaining or employing any Person’s current or former employees in any material respect (other than customary non-solicitation obligations undertaken in the ordinary course of business consistent with past practice) or (C) other than the Indenture, restricts the ability of the Ex-ESG Company or its Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(vii)	Contract concerning any partnership, joint venture, joint development, strategic alliance or similar arrangement or any other equity investment;

(viii)	Contract relating to any Proceeding or any Order relating to or directly affecting the Ex-ESG Company constituting any settlement agreement pursuant to which the Ex-ESG Company has outstanding payment obligations in excess of $1,000,000 individually or $5,000,000 in the aggregate or which otherwise includes any covenants that impact the operation of the business of the Ex-ESG Company;

(ix)	Contract concerning (A) any material license of Intellectual Property of the Ex-ESG Company to any Person (other than the Ex-ESG Company), or (B) any material license of the Intellectual Property of any Person (other than the Ex-ESG Company) to the Ex-ESG Company;

(x)	Contract, excluding any sale or purchase orders entered into in the ordinary course of business consistent with past practice, with any Top Supplier;

(xi)	Contract for the employment or engagement of any officer, employee or other individual on a full time, part-time or consulting basis and provides for annual base salary in excess of $250,000;

(xii)	Contract which obligates the Ex-ESG Company to make any future capital commitment or capital expenditure in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(xiii)	each acquisition or divestiture Contract that contains “earn-out: or other contingent payment obligations;

(xiv)	except for Contracts related to employment, each Contract between the Ex-ESG Company, on the one hand, and any officer, director, stockholder or Affiliate of the Ex-ESG Company, on the other hand or Contracts between the Ex-ESG Company and Kiawah Energy or ESG Spin Co.

(xv)	other than the B/E Tax Agreement, any Contract with B/E Aerospace or any of its Subsidiaries, Affiliates or direct or indirect equityholders that could reasonably be expected to result in any material Tax liability for the Ex-ESG Company;

(xvi)	each Contract that contains any indemnification, guarantee or similar obligation of the Ex-ESG Company that would reasonably be expected to result in liability to the Surviving Corporation or any of its Subsidiaries in excess of $25,000,000; or

(xvii)	any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act).

The Contracts disclosed or required to be disclosed at Section 4.13(a) of the Company Disclosure Schedule are referred to as the Company Material Contracts.

(b)	None of the Company or any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Person that such Person intends to terminate, or not renew, any Company Material Contract. All of the Company Material Contracts are (A) valid and binding on the Ex-ESG Company and, to the Knowledge of the Company, each other party thereto and (B) in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries have, and to the Knowledge of the Company, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. To the Knowledge of the Company, no Person is challenging the validity or enforceability of any Company Material Contract, except in each case for those challenges which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect and neither the Company nor any of its Subsidiaries has received written notice of any of the foregoing.

4.14	Trademarks, Patents and Copyrights

(a)

Section 4.14(a) of the Company Disclosure Schedule identifies all: (i) issued patents and pending patent applications; (ii) registered trademarks and pending applications therefor; (iii) copyright registrations and pending applications therefor; and (iv) Internet domain name registrations, in each case that are Owned Intellectual Property and material to the business of the Ex-ESG Company. With respect to each such Intellectual Property right identified on Section 4.14(a) of the Company Disclosure Schedule, no Proceeding is pending or, to the Knowledge of the Company, threatened, which challenges the legality, validity, enforceability, use or ownership of any such Intellectual Property right that, if determined adversely, would have a Company Material Adverse Effect.

(b)	The Ex-ESG Company owns, free and clear of any Encumbrances other than Permitted Encumbrances, or has the right to use all Intellectual Property used in the operation of their businesses as presently conducted, except where the failure to own or have the right to use such Intellectual Property would not have a Company Material Adverse Effect.

(c)	To the Knowledge of the Company, the Ex-ESG Company is not materially infringing, misappropriating or otherwise violating any third party’s material Intellectual Property. Neither the Company nor its Subsidiaries have received in the last two (2) years any written notice or written communication alleging that the operation of Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any third party’s Intellectual Property. To the Knowledge of the Company, no third party has infringed upon, misappropriated or otherwise violated any Owned Intellectual Property rights, except for any such infringement, misappropriation or other violation that would not have a Company Material Adverse Effect.

(d)	The Ex-ESG Company has not used any open source software (or any other software that is subject to any “open source”, “free”, or similar license) in a manner or relation that has or would obligate the Ex-ESG Company to make available to any third party any source code owned by the Ex-ESG Company and maintained by the Ex-ESG Company as a material trade secret, except for any such use that would not have a Company Material Adverse Effect.

(e)	The Company Systems are (i) sufficient for the current needs of the Ex-ESG Company, and (ii) in sufficiently good working condition to effectively perform all information technology operations necessary for the conduct of the business of the Ex-ESG Company as presently conducted. The Ex-ESG Company has implemented all physical, technical and other measures meeting, and in material compliance with, industry standards applicable to the industries in which they respectively operate to protect the confidentiality, integrity and security of the Company Systems, the transactions executed thereby, and all Company Data, including from any theft, corruption, loss or unauthorized use, access, interruption or modification thereof by any third party.

(f)	To the Knowledge of the Company, all of the Company Systems are free from any material malicious or disabling code or instructions, timer, copy protection device, clock, counter or other limiting design or routing or any “back-door,” “time bomb,” “Trojan horse,” “ worm,” “drop dead device,” “virus,” “material bug,” corruptant, malware, “spyware” or other similar programs, software routines or hardware components, including those that could permit unauthorized access or the unauthorized disablement or erasure of any of the Company Systems, Company Data, or software or data of any third party, or otherwise render the Company Systems incapable of being used in the full manner for which they were designed. The Ex-ESG Company is in the process of implementing commercially reasonable disaster recovery procedures and facilities for the business.

4.15	Real Property; Personal Property; Sufficiency of Assets

(a)	Section 4.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Ex-ESG Company (collectively, the Company Owned Real Property). Except as would not have a Company Material Adverse Effect, the Ex-ESG Company has good and marketable fee simple title to the Company Owned Real Property free and clear of any Encumbrances other than the Permitted Encumbrances. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation, eminent domain, or similar Proceeding with respect to any of the Company Owned Real Property.

(b)	Section 4.15(b) of the Company Disclosure Schedule sets forth a complete and accurate list of each lease pursuant to which Ex-ESG Company leases, subleases or licenses an interest in real property from any other Person (whether as a tenant, subtenant or pursuant to other occupancy arrangements) (collectively, the Company Leased Real Property). Except as would not have a Company Material Adverse Effect, the Ex-ESG Company has a valid and subsisting leasehold estate in each parcel of Company Leased Real Property for the full term of the respective lease, free and clear of any Encumbrances other than Permitted Encumbrances. Except as would not have a Company Material Adverse Effect, (x) all the leases for each parcel of Company Leased Real Property are valid and in full force and effect except to the extent they have previously expired or terminated in accordance with their terms, and (y) neither the Ex-ESG Company nor, to the Knowledge of the Company, any third party, is in default or breach in any material respect under any lease for Company Leased Real Property.

(c)	Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Ex-ESG Company is in possession of and has good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased or used by the Ex-ESG Company, free and clear of all Encumbrances other than Permitted Encumbrances; and (ii) all such tangible property and assets are free from defects (patent and latent), are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which such property and assets are presently used.

(d)

The Ex-ESG Company has and, after the Distribution the Surviving Corporation and its Subsidiaries will have, good and marketable title to, or a valid and enforceable interest in, free and clear of all Encumbrances (other than Permitted Encumbrances), all buildings, machinery, furniture, fixtures, equipment and other tangible and intangible assets and rights necessary to permit Parent (without regard to the characteristics of Parent or its Affiliates) to operate, as of the Closing and immediately after the Closing, the ASG Business in all material respects in the same manner as the ASG Business is currently being conducted. From and after the Closing, except as expressly set forth in the ESG Documents, all liabilities and obligations of the Ex-ESG Company will relate exclusively to the ASG Business and the Company has not caused the Ex-ESG Company to incur, assume, guarantee or otherwise become subject to any liability or obligation that related exclusively to or was incurred in connection with the ESG Business that will survive the Closing.

4.16	Environmental Matters

To the Knowledge of the Company, as of the date of this Agreement,

(a)	the Ex-ESG Company is in compliance with all applicable Environmental Laws;

(b)	there are no pending claims or Proceedings against the Ex-ESG Company alleging any breach of Environmental Laws or asserting any claim for damages regarding Environmental Matters in relation to the Ex-ESG Company’s business;

(c)	the Ex-ESG Company has not treated, stored, disposed of, arranged for disposal of, transported, handled or released any hazardous substance, or owned occupied or operated any facility or property, in a manner that would reasonably be expected to result in the Ex-ESG Company having any liability related to hazardous substances under any Environmental Law; and

(d)	the Ex-ESG Company holds and is in compliance with all Company Permits required under applicable Environmental Laws to permit the Ex-ESG Company to operate the Ex-ESG Company’s business as currently conducted, except in each of the foregoing clauses (a), (b), (c) and (d) as would not reasonably be expected to have a Company Material Adverse Effect. This Section 4.16 provides the sole and exclusive representations and warranties of the Company in respect of Environmental Matters, including any and all matters arising under Environmental Laws.

4.17	Government Contracts

(a)	Each current and active Company Government Contract pursuant to which the Company derived revenue exceeding $5,000,000 in the twelve (12) months ended January 31, 2018 to which the Company or a Company Subsidiary is a party, and with a period of performance that has not expired or terminated, is listed on Section 4.17(a)(i) of the Company Disclosure Schedule (the Company Material Government Contracts); provided that with respect to indefinite delivery, indefinite quantity Contracts, only those generating in excess of $5,000,000 in sales for the twelve (12) months ended January 31, 2018 to such United States Federal Governmental Authority (either directly or to a prime contractor for direct sale to such United States Federal Governmental Authority) shall be deemed a Company Material Government Contract. Section 4.17(a)(ii) of the Company Disclosure Schedule lists and identifies each outstanding Company Government Bid pursuant to which the Company reasonably expects to derive annual revenue in excess of $5,000,000 (each a Company Material Bid).

(b)	Except as would not result in a Company Material Adverse Effect, each Company Government Contract is in full force and effect and not subject to any Proceedings, other than audits in the ordinary course of business by the Defense Contract Audit Agency and the Defense Contract Management Agency or their non-US equivalent, none of which have a Company Material Adverse Effect.

(c)	The execution and delivery hereof, the performance of the Company’s and its obligations hereunder and the consummation by the Company of the Transactions will not result in, any material violation, breach or default in any material respect of any term or provision of any Company Material Government Contract or non-compliance in any material respect with any Applicable Laws applicable thereto.

(d)	The Company and its Subsidiaries are, and since January 31, 2015 have been, in compliance with all Government Contract Laws pertaining to the Company Material Government Contracts and Company Material Bids, except as would not have a Company Material Adverse Effect.

(e)	The Company and its Subsidiaries are, and since January 31, 2015 have been, in compliance with all terms and conditions, including all clauses, provisions, specifications, and quality assurance, testing and inspection requirements, of the Company Material Government Contracts, except as would not have a Company Material Adverse Effect.

(f)	To the Knowledge of the Company, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is under or identified in any administrative, civil or criminal investigation or indictment, nor is it a party to any administrative or civil litigation, involving alleged false statements, false claims or other misconduct or any other Proceeding, relating to any of the Company Government Contracts or Company Government Bids that has been communicated in writing to the Company or any of its Subsidiaries.

(g)	As of the date of this Agreement, neither the Company, nor, to the Knowledge of the Company, any director, officer, employee, consultant, or Affiliate of the Company, has been or is suspended, debarred or, to the Knowledge of the Company, proposed for suspension or debarment from government contracting. Since January 31, 2016, no Company Government Contract to which the Company or any of its Subsidiaries is or was a party has been terminated for default and, to the Knowledge of the Company, no such termination for default has been threatened.

(h)	The Company and its Subsidiaries have complied in all material respects with all requirements of the Company Government Contracts and any Applicable Law relating to the safeguarding of, and access to, information classified pursuant to Executive Order 13526 or similar Order.

(i)	The Company, its Subsidiaries and their respective Affiliates and each of their respective employees hold such Security Clearances as are required, in all material respects, to perform the Company Government Contracts currently being performed by it.

(j)	This Section 4.17 provides the sole and exclusive representations and warranties of the Company in respect of matters relating to any Company Government Contract.

4.18	Insurance

The Company and each of its Subsidiaries currently maintains policies of insurance with reputable insurance carriers of the types and in the amounts that is adequate and necessary to protect the business, properties and assets of the Ex-ESG Company (taking into account the costs and availability of such insurance) against all risks of a character as are usually insured against by similarly situated companies in similar businesses and as required to comply with Applicable Law. All insurance policies maintained by the Ex-ESG Company are in full force and effect and all premiums due and payable thereon have been paid and neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies, except as would not be material to the Ex-ESG Company. Since January 1, 2018, the neither the Company nor any of its Subsidiaries has received any notice of termination or cancelation or denial of coverage with respect to any insurance policy. There is no material claim by the Ex-ESG Company pending under any such policies that has been denied or disputed by the insurer except for denials or disputes which would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

4.19	Takeover Statutes

The Company Board has taken such actions and votes as are necessary to, and no action by the by the stockholders of the Company is required to, render the provisions of Section 203 of the DGCL inapplicable to this Agreement, the Merger or any other Transaction.

4.20	Brokers

No investment banker, broker or finder other than Goldman, Sachs & Co., the fees and expenses of each of which will be paid by the Company and a copy of whose engagement Contract (and all indemnification and other Contracts related to such engagement) has been made available to Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the Transactions.

4.21	Opinion of Financial Advisor

The Company has received the written opinion of Goldman, Sachs & Co., dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, and based upon and subject to the various qualifications, limitations, assumptions and other matters set forth in such opinion, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than Parent and its Affiliates) pursuant to this Agreement is fair from a financial point of view to such holders. A true, correct and complete copy of such opinion will be delivered to Parent for informational purposes after delivery thereof to the Company.

4.22	Relations with Governments

(a)	The Company and each of its Subsidiaries is in compliance with, to the extent applicable, (i) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.), (ii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention and (iii) all international anti-bribery conventions and other anti-corruption and anti-bribery Applicable Laws (collectively, the Anti-Bribery Laws).

(b)	The Ex-ESG Company has not received any written or, to the Knowledge of the Company, oral communication from a Governmental Authority within the last five (5) years that alleges that the Ex-ESG Company or, to the Knowledge of the Company any of their respective Representatives, distributors, resellers or sales consultants has any material Liability under any Anti-Bribery Laws.

(c)	Within the last three (3) years, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective employees, representatives, agents, consultants, independent contractors, subcontractors, leased employees, volunteers, or temporary workers (during the period of such employment or engagement within the last three (3) years), has, in violation of applicable Anti-Bribery Laws, (i) in order to obtain or retain business for the Company or any of its Subsidiaries, directly or indirectly, offered, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of one hundred dollars ($100.00) in the aggregate to any one individual in any year) or any commission payment payable, to: (A) any person who is an official, officer, agent, employee or representative of any Governmental Authority or of any existing or prospective customer (whether government owned or non government owned); (B) any political party or official thereof; (C) any candidate for political or political party office; or (D) any other individual or entity; while, in each such case, knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, for purposes not allowable under the Anti Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or any entity affiliated with such customer, political party or official or political office, (iii) has been the recipient of a subpoena, warning letter, finding of violation letter, charging letter, draft charging letter, or other document from a Governmental Authority alleging a violation, or possible violation, of any Anti Bribery Laws; (iv) been the subject of an indictment for a violation or violations of any Anti Bribery Laws, convicted of violating any Anti-Bribery Laws, or barred or suspended, even temporarily, from doing business with any agency of the U.S. government as a result of a violation of any Anti-Bribery Laws; (v) entered into a settlement, plea agreement, or deferred prosecution agreement with any Governmental Authority for alleged violations of any Anti-Bribery Laws; or (vi) been officially reprimanded or terminated in whole or in part due to their violation of Company policies and procedures related to Anti Bribery Laws.

4.23	Customers and Suppliers

Section 4.23 of the Company Disclosure Schedule lists the 20 largest customers of the Ex-ESG Company (determined on the basis of gross revenues recognized by the Company and its Subsidiaries for the fiscal year 2017) (each, a Top Customer) and the 20 largest suppliers of the Ex-ESG Company (determined on the basis of gross spend by the Company and its Subsidiaries for the fiscal year 2017) (each, a Top Supplier). Since January 31, 2018, there has not been (i) any material adverse change in the business relationship of the Company and any Top Customer or Top Supplier, or (ii) any material adverse change in any material term of the agreements or related arrangements with any Top Customer or Top Supplier. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice, whether written or otherwise communicated to a director or executive officer, from any Top Customer or Top Supplier that such Top Customer or Top Supplier intends to terminate or not renew, its relationship with the Company or any of its Subsidiaries.

4.24	Affiliate Transactions

Except as set forth on Section 4.24 of the Company Disclosure Schedule, no director or Employee of the Ex-ESG Company, to the Knowledge of the Company, (a) owns or holds any enforceable interest in, directly or indirectly, in whole or in part, any asset that is associated with the Ex-ESG Company or that is used or held for use in connection with business of the Ex-ESG Company or necessary for the conduct of the business of the Ex-ESG Company; (b) has filed any application with respect to any Intellectual Property that arises out of or relates to the business of the Ex-ESG Company and its Subsidiaries; (c) has any right to use any of the Owned Intellectual Property or any of the Intellectual Property used in the operation of the business of the Ex-ESG Company; (d) is a party to any transaction or Contract to which the Ex-ESG Company is a party or any of its assets are bound providing for any loans or advances by or to, or the lease of assets from or to, any such Person; or (e) is an officer or employee of, or owns, directly or indirectly, any material, non-passive interest in, any competitor, franchisee, vendor, supplier or customer of the Ex-ESG Company.

4.25	No Other Representations or Warranties

Except for the representations and warranties contained in this Article IV, any certificate provided hereunder or any Contract entered into in connection with the transactions contemplated hereby, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions, and without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information. The Company acknowledges and agrees that, except as explicitly set forth in Article V, any certificate provided hereunder or any Contract entered into in connection with the transactions contemplated hereby, neither the Parent nor Merger Sub (or any of their respective officers, directors, employees or agents) make or have made any other representation or warranty, express or implied, at law or in equity with respect to the Parent or Merger Sub.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Schedule (it being understood and agreed that any information set forth in one section or subsection of the Parent Disclosure Schedule also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

5.01	Organization; Qualification

Each of Parent and Merger Sub is a corporation duly organized and validly existing under the laws of Delaware and has the requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of Parent and Merger Sub is duly qualified or licensed to do business and, to the extent applicable, is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated hereby, taken as a whole. The Parent Organizational Documents have been made available to the Company and are in full force and effect, and neither Parent nor Merger Sub, as applicable, is in violation of any of the provisions thereof, except where such failure or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s and Merger Sub’s ability to consummate the transactions contemplated hereby.

5.02	Authority Relative to Agreement

(a)	Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its respective obligations under this Agreement to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by Parent and Merger Sub, and no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Parties, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to Applicable Law (a) relating to bankruptcy, insolvency and the relief of debtors and (b) governing specific performance, injunctive relief and other equitable remedies

(b)	The Parent Board and the board of directors of Merger Sub have, by resolutions unanimously adopted thereby in accordance with the Parent’s Certificate of Incorporation and Bylaws, (i) approved the execution, delivery and performance by the Parent and Merger Sub, as applicable of this Agreement and the transactions contemplated by this Agreement and (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of Parent and Merger Sub and their respective stockholders, as applicable. Parent, acting in its capacity as the sole stockholder of Merger Sub, has approved and adopted this Agreement.

5.03	No Conflict; Required Filings and Consents

(a)

Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement will: (i) contravene, conflict with or violate any provision of the Parent Organizational Documents, (ii) assuming that the Consents, registrations, declarations, filings and notices specifically identified in this Section 5.03 have been obtained or made, conflict with or violate any Applicable Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent or Merger Sub is a party or to or by which any property or asset of Parent or Merger Sub is bound or affected, or result in the creation of an Encumbrance upon any of the property or assets of Parent or Merger Sub, other than, in the case of clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Encumbrance that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(b)	No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) the Required Notifications, (iv) compliance with applicable rules and regulations of NASDAQ, and (v) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not reasonably be expected to, individually or in the aggregate have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(c)	There is no pending Proceeding or outstanding Order to which Parent, Merger Sub or any of their Affiliates is a party or by which Parent, Merger Sub or any of their Affiliates are bound that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay, or would reasonably be expected to have the effect of preventing, impairing or materially delaying the consummation of the Merger.

5.04	Information Supplied

None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in each case, that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

5.05	Brokers

No investment banker, broker or finder other than Citigroup Global Markets Inc., the fees and expenses of which will be paid or caused to be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement.

5.06	Sufficient Funds

Parent has, and as of the Closing, will have sufficient funds to consummate the Merger, to pay the aggregate Merger Consideration and all fees and expenses related to the transactions contemplated by this Agreement and to pay all costs, fees and expenses related to the refinancing of any indebtedness of the Ex-ESG Company. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the Merger, the aggregate Merger Consideration or the other transactions contemplated by this Agreement.

5.07	Share Ownership

None of Parent, Merger Sub or any of their Affiliates has been, at any time during the three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any Company Common Stock and none of Parent, Merger Sub or any of their respective Affiliates holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

5.08	No Other Representations or Warranties

Except for the representations and warranties contained in this Article V, any certificate provided hereunder or any Contract entered into in connection with the transactions contemplated hereby, neither the Parent nor any Merger Sub nor any other Person on behalf of the Parent or any Merger Sub makes any express or implied representation or warranty with respect to the Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions, and without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information. The Parent acknowledges and agrees that, except as explicitly set forth in Article IV, any certificate provided hereunder or any Contract entered into in connection with the transactions contemplated hereby, neither the Company nor its Subsidiaries (or any of their respective officers, directors, employees or agents) make or have made any other representation or warranty, express or implied, at law or in equity with respect to the Company or its Subsidiaries.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.01	Conduct of Business by the Company Pending the Merger

(a)	Between the date of this Agreement and the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 8.01, except (A) as may be required by Applicable Law, (B) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as expressly required or expressly permitted pursuant to this Agreement or the ESG Documents, or (D) as set forth on Section 6.01(a) of the Company Disclosure Schedule, (x) subject to the restrictions set forth in clause (y) below, the Company shall, and shall cause its Subsidiaries to, conduct the business of the Company and its Subsidiaries in the ordinary course of business and in a manner consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve its assets and business organization and maintain satisfactory relationships with material customers, suppliers, distributors, regulators, landlords and other business partners and (y) the Company shall not, and shall cause its Subsidiaries (other than, subject to Section 6.01(b) or as set forth below, Kiawah Energy and ESG Spin Co. and their Subsidiaries, as applicable) not to, directly or indirectly:

(i)	amend or otherwise change the Certificate of Incorporation or the Bylaws of the Company (or such equivalent organizational or governing documents of any of its Subsidiaries (other than Kiawah Energy and ESG Spin Co. and their Subsidiaries);

(ii)	adjust, split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of the Company’s or any of its Subsidiaries’ (other than Kiawah Energy and ESG Spin Co. and their Subsidiaries) capital stock or other equity interests or any options, equity or equity-based compensation, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity interests;

(iii)	issue, sell, pledge, dispose, encumber or subject to any Encumbrance, grant, announce, transfer, deliver, dispose or authorize the same with respect to, any shares of its or the Company’s or its Subsidiaries’ (other than Kiawah Energy and ESG Spin Co. and their Subsidiaries) capital stock or other equity interests or other securities (including “phantom” equity), or any options, equity or equity-based compensation, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ (other than Kiawah Energy and ESG Spin Co. and their Subsidiaries) capital stock or other equity interests or other securities; provided, however, that the Company may issue shares upon the settlement of any Company RSU Award or Company PSU Award outstanding as of the date of this Agreement and in accordance with this Agreement and the applicable Company RSU Award or Company PSU Award, as made available to Parent;

(iv)	establish a record date for, declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise or enter into any voting agreement, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than cash dividends and distributions paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary (other than Kiawah Energy, ESG Spin Co. and their respective Subsidiaries) of the Company; provided, however, for the avoidance of doubt, that nothing in this Section 6.01(a)(iv) shall prohibit the Company from consummating the Distribution;

(v)	(A) except to the extent required by Applicable Law or (1) in accordance with the terms of existing employment or other compensation agreements as in effect as of the date hereof or made available to Parent and (2) not more in the aggregate for all such increases than the aggregate level of average merit compensation increase for the years 2015 through 2017, grant or announce any increase in the salaries, bonuses, severance, termination pay or other compensation and benefits payable by the Company or any of its Subsidiaries to any of the current or former employees, directors or other individual service providers of the Company or any of its Subsidiaries; (B) hire any new employees or terminate any existing employees (other than for cause) except in the ordinary course of business consistent with past practice, with respect to employees with an annual base salary not to exceed $250,000 (or who would receive such base salary if hired), and (C) except as required to ensure that any Company Benefit Plan is not then out of compliance with Applicable Law or as part of the Company’s annual health and welfare plan enrollment process, enter into or adopt any new, or increase benefits under or renew, amend or terminate any existing, Company Benefit Plan (including any plan that would be a Company Benefit Plan if in effect as of the date hereof);

(vi)	(A) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any business or Person or any division thereof unless (x) such acquisition is from an unaffiliated third party and is solely for the benefit of the Ex-ESG Company (and not Kiawah Energy or ESG Spin Co. or any of the respective Subsidiaries or the ESG Business), and (y) the value of such stock, assets, business, Person or such division does not exceed $35,000,000 individually or $50,000,000 in the aggregate, or (B) enter into or acquire any interest in any joint venture or similar agreement or arrangement with an unaffiliated third party, unless (x) such interest or similar agreement or arrangement is solely for the benefit of the Ex-ESG Company or, to the extent that any such agreement or arrangement is entered into by Kiawah Energy or ESG Spin Co. or any of their respective Subsidiaries or the ESG Business, such agreement or arrangement does not involve the acquisition by the Company of equity interests in any Person, and (y) the value of such interest does not exceed $35,000,000 individually or $50,000,000 in the aggregate;

(vii)	sell, transfer, lease, sell and lease back, license, mortgage, incur any Encumbrance (other than Permitted Encumbrances) on or otherwise transfer or abandon any material portion of the assets, business, properties or rights of the Company or any of its Subsidiaries, except (A) sales of inventory in the ordinary course of business and consistent with past practice, (B) transfers among the Company and its Subsidiaries (other than non-cash transfers to Kiawah Energy, ESG Spin Co. or any of their respective Subsidiaries) or (C) disposition of obsolete assets or expired inventory in the ordinary course of business and consistent with past practice;

(viii)	(A) other than drawings on existing credit facilities pursuant to the terms of such facilities as in effect on the date hereof, incur or otherwise become liable for any Indebtedness or guarantee, assume or endorse any Indebtedness or other obligations of any Person (except for indebtedness for cash borrowed from the Company or its wholly owned Subsidiaries) for an amount in excess of $1,000,000, or (B) make any loans, advances, capital contributions to, or investments in, any other Person (other than in the form of cash to or in the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $1,000,000;

(ix)	terminate, agree to any material amendment or modification of, renew (other than in the ordinary course of business, consistent with past practice in a manner that is not materially adverse to the Ex-ESG Company) or waive any material rights under any Company Material Contract or Company Material Government Contract or enter into or agree to enter into any Contract that, if entered into prior to the date hereof, would be a Company Material Contract or Company Material Government Contract; provided that the foregoing shall not limit the Company’s ability to (A) renew any Company Material Contract that is on terms that are not materially less favorable to the Company than the current Company Material Contract, (B) accept and agree to any modification to a Company Government Contract independently proposed by any Governmental Authority (or higher-tier contractor as a result of a modification proposed to such higher-tier contractor by any Governmental Authority) or (C) enter into a Company Material Government Contract issued as a result of a Company Government Bid in the ordinary course of business consistent with past practice;

(x)	make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization);

(xi)	make, authorize or enter into any capital expenditure outside of the ordinary course of business consistent with past practice;

(xii)	write up, write down or write off the book value of any material assets, except to the extent required by GAAP applied in a manner consistent with the Company’s audited financial statements for the year ended January 31, 2018;

(xiii)	commence, compromise, settle or agree to settle any claim, investigation or Proceeding, other than settlements that result solely in (x) monetary obligations involving payment by the Company or any of its Subsidiaries of the amounts reserved in accordance with GAAP with respect to such claim, investigation or Proceeding on the Company’s consolidated financial statements for the year ending January 31, 2018, (y) obligations of Kiawah Energy or ESG Spin Co., or (z) as permitted pursuant to Section 6.13;

(xiv)	except as required pursuant to the terms of the B/E Tax Agreement, (A) make, rescind or change any material Tax election or change any annual Tax accounting period or method of Tax accounting; (B) file any amended material Tax Return; (C) settle or compromise any audit or Proceeding relating to a material amount of Taxes; (D) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes; (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any material Tax; or (G) surrender any right to claim a material Tax refund;

(xv)	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xvi)	agree to any provision that (A) would impose a non-competition or exclusivity obligation on the Surviving Corporation, Parent or any of their respective Affiliates or Subsidiaries after the Effective Time or limits in any respect the ability of the Ex-ESG Company or would limit in any respect the ability of Parent or any of its Affiliates after the Effective Time, to operate its business in any geographic area, (B) would, after the Effective Time, restrict the Company, Parent or any of their respective Affiliates or Subsidiaries from soliciting, hiring, engaging, retaining or employing any Person’s current or former employees in any respect (other than customary non-solicitation obligations undertaken in the ordinary course of business consistent with past practice) or (C) restricts the ability of the Ex-ESG Company or its Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(xvii)	fail to keep in force any material insurance policy or replacement providing insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as are currently in effect;

(xviii)	enter into any new line of business outside its existing business segments;

(xix)	enter into, materially amend or terminate any Contract that would reasonably be expected to involve annual payments by the Company or its Subsidiaries in excess of $25,000,000 in the twelve months ended January 31, 2019;

(xx)	engage in any promotional sale, discount or other activity with customers outside the ordinary course of business consistent with past practice designed to accelerate to pre-Closing periods material sales that, based on past practice, would otherwise occur in post-Closing periods;

(xxi)	materially amend or terminate the Company ESPP or any Company Equity Plan;

(xxii)	make, or cause or permit to be made, any election under Section 965(h) of the Code; or

(xxiii)	agree or commit to, enter into any agreement to do, or adopt any resolutions in support of, any of the foregoing.

(b)	The Company and its Subsidiaries shall cause Kiawah Energy, ESG Spin Co., their respective Subsidiaries and, in the event an ESG Sale Election is made, use reasonable best efforts to cause the purchaser of the ESG Business under the ESG Purchase Agreement to (i) comply with their respective reimbursement obligations under the Distribution Agreement, or the applicable ESG Purchase Agreement, as the case may be, in respect of a negative balance in the FCF Net Amount and (ii) not permit any of the terms of the ESG Sale to be or reasonably expected to be more adverse to Parent or the Surviving Corporation or any of their respective Subsidiaries in comparison to the most closely comparable corresponding terms individually, or in comparison to all terms taken as a whole, of the transactions contemplated by the Agreed Form Spin-Off Agreements.

(c)	No earlier than three Business Days prior to the ESG Spin Distribution, the Company shall contribute, transfer or otherwise pay to ESG Spin Co. the ESG Cash.

(d)	The Company shall not, and shall cause its Subsidiaries, Kiawah Energy, ESG Spin Co. and their respective Subsidiaries not to, terminate, amend, modify or waive any provision of any Agreed Form Spin-Off Agreements without the prior written consent of Parent; provided that such consent shall not be unreasonably withheld, conditioned or delayed so long as (i) any such termination, amendment, modification or waiver is not more adverse to Kiawah Energy, ESG Spin Co., the Surviving Corporation or any of their respective Subsidiaries in comparison to the most closely comparable corresponding terms individually, or in comparison to all terms taken as a whole, contained in the Agreed Form Spin-Off Agreements, and (ii) no transactions contemplated thereby would (A) require any amendment, supplement or modification to the Company Proxy Statement or any Other Required Company Filing other than de minimis or solely ministerial amendments, supplements or modifications or other than amendments to cure any ambiguity, omission, mistake, defect or inconsistency or (B) require a Company Stockholder Approval other than the Company Stockholder Approval first received in accordance with Section 6.05(d).

(e)	The Company shall be permitted to terminate, amend, modify or waive any provision of any of the Ancillary Spin-Off Agreements so long as (i) such termination, amendment, modification or waiver, as applicable, is not adverse to Parent, the Surviving Corporation or any of their respective Subsidiaries and (ii) any transactions contemplated thereby would (A) not require any amendment, supplement or modification to the Company Proxy Statement or any Other Required Company Filing other than de minimis or solely ministerial amendments, supplements or modifications other than amendments to cure any ambiguity, omission, mistake, defect or inconsistency or (B) not require a Company Stockholder Approval other than the Company Stockholder Approval first received in accordance with Section 6.05(d).

(f)

The Company shall, and shall cause its Subsidiaries to, comply in all material respects with all obligations and covenants under the Spin-Off Agreements. At all times prior to the ESG Termination Date and, if directed by Parent, thereafter until termination of this Agreement in accordance with Section 8.01, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the Spin-Off to occur as promptly as reasonably practicable, in accordance with the terms of the Agreed Form Spin-Off Agreements, including (A) complying with all obligations pursuant to Section 6.02, and (B) using reasonable best efforts to satisfy on a timely basis all conditions precedent to the obligations to effect the Spin-Off and (C) at the reasonable request of Parent, fully enforcing rights and obligations under the Spin-Off Agreements and not taking any action (other than any action expressly required hereunder or by the Spin-Off Agreements) that would or would reasonably be expected to increase the time required for, or reduce the Company’s ability to cause, the Spin-Off to occur in any material respect. The Company shall, and shall cause its Representatives to, keep Parent reasonably informed on a reasonably prompt basis and in reasonable detail of material developments in connection with the Spin-Off, including by (i) furnishing Parent with complete, correct and executed copies of the Agreed Form Spin-Off Agreements and any material Ancillary Spin-Off Agreement, (ii) giving Parent prompt written notice of any material default or material breach (or any event that, with or without notice, lapse of time or both, would give rise to any material default or material breach) under the Agreed Form Spin-Off Agreements which the Company becomes aware, and (iii) responding to Parent’s reasonable requests for updates on the status of the Spin-Off. To the extent requested by the Company, Parent and Merger Sub shall use reasonable best efforts to cooperate with the Company in its efforts to cause the consummation of the Distribution.

(g)	Notwithstanding anything to the contrary in this Section 6.01, the Parties hereto acknowledge and agree that nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations (including for purposes of the HSR Act and any other applicable Antitrust Laws) prior to the consummation of the Merger. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision over its operations.

6.02	Preparation of Proxy Statement; Company Stockholder Meeting; ESG Registration Statement

(a)

In connection with the Company Stockholder Meeting, as soon as reasonably practicable following the date of this Agreement (and in any event no later than 25 Business Days thereafter), the Company shall prepare and file the Company Proxy Statement with the SEC. If the Company determines that it is required, pursuant to Applicable Law, to file any document other than the Proxy Statement with the SEC in connection with the Merger (such document, as amended or supplemented, an Other Required Company Filing), then the Company shall promptly prepare and file such Other Required Company Filing with the SEC. Each of Parent and Merger Sub will furnish the Company the information relating to it that is required to be set forth in the Company Proxy Statement so that the Company Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, shall not contain any misstatement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, in respect of statements related to Parent and Merger Sub. The Company shall use its reasonable best efforts to cause the Company Proxy Statement and any Other Required Company Filing at the date that it (and any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company and at the time of the Company Stockholder Meeting, to comply as to form and substance in all material respects with the requirements of the Exchange Act and, the rules and regulations promulgated thereunder and the rules of the SEC and NASDAQ and, on each such applicable date, neither the Company Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that no covenant or representation is made with respect to any information provided by Parent, Merger Sub, or any of their affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filings. The Company shall use its reasonable best efforts to resolve, and each Party agrees to consult and cooperate with the other Party in resolving, all SEC comments with respect to the Company Proxy Statement and any Other Required Company Filing as promptly as reasonably practicable after receipt thereof and to cause the Company Proxy Statement and any Other Required Company Filing in definitive form to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable following filing with the SEC. Each of Parent, Merger Sub, and the Company agrees to correct any information (and to notify the other Parties of any fact, change, or event underlying such correction) provided by it for use in the Company Proxy Statement and any Other Required Company Filing so that the Company Proxy Statement and any Other Required Company Filing would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall promptly prepare and mail to its stockholders, with Parent’s written approval, which approval shall not be unreasonably withheld, conditioned or delayed, an amendment or supplement setting forth such correction and promptly file any required amendment of, or supplement to, such correction with the SEC and, as required by Applicable Law, disseminate the information contained in such amendment or supplement to the Company’s stockholders.

(b)

As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file the ESG Registration Statement with the SEC. If the Company determines that it is required, pursuant to Applicable Law, to file any document other than (or in addition to) the ESG Registration Statement with the SEC in connection with the Spin-Off (such document, as amended or supplemented, an Other ESG Required Company Filing), then the Company shall promptly prepare and file such Other ESG Required Company Filing with the SEC. The Company shall cause the ESG Registration Statement and any Other ESG Required Company Filing at the date that it (and any amendment or supplement thereto) is first declared effective by the SEC, (i) to comply as to form and substance in all material respects with the requirements of the Exchange Act and, the rules and regulations promulgated thereunder and the rules of the SEC and NASDAQ and (ii) not to contain any untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the ESG Registration Statement and any Other ESG Required Company Filing and to cause the ESG Registration Statement and any Other ESG Required Company Filing in definitive form to be cleared by the SEC, in each case as promptly as reasonably practicable. Notwithstanding anything to the contrary in this Agreement, the Company has the sole right to control and direct all filings with the SEC relating to the Spin-Off (including the ESG Registration Statement) and all strategy, communications and correspondence in connection with the review by the SEC of the ESG Registration Statement and the Other ESG Required Company Filings.

(c)	The Company shall as soon as reasonably practicable: (i) notify Parent of the receipt of any comments from the SEC for any amendment to the Company Proxy Statement, any Other Required Company Filing, the ESG Registration Statement or any Other ESG Required Company Filing, or for additional information; and (ii) provide Parent with copies of all written correspondence between the Company and its Subsidiaries and its and their Representatives, on the one hand, and the SEC, on the other hand, with respect to the Company Proxy Statement or any Other ESG Required Company Filing. Notwithstanding the foregoing, prior to filing or mailing the Company Proxy Statement, any Other Required Company Filing, the ESG Registration Statement or any Other ESG Required Company Filing (or any amendments thereto) or responding to any comments of the SEC with respect thereto, the Company shall, to the extent reasonably practicable, (x) provide Parent a reasonable opportunity to review the Company Proxy Statement, Other Required Company Filing, the ESG Registration Statement or any Other ESG Required Company Filing or any response thereto (including the proposed final version of the Company Proxy Statement, Other Required Company Filing, the ESG Registration Statement or any Other ESG Required Company Filing) and (y) shall consider in good faith all comments thereto reasonably proposed by Parent.

(d)

The Company shall, as soon as reasonably practicable after the date on which the SEC confirms that it has no further comments on the Company Proxy Statement (the SEC Clearance Date), in accordance with Applicable Law and the Bylaws, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Company’s stockholders (including any adjournment or postponement thereof, the Company Stockholder Meeting) for the purpose of obtaining the Company Stockholder Approval. The Company Stockholder Approval shall, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), be the only non-procedural matter proposed to be acted on by the Company’s stockholders at the Company Stockholder Meeting. The Company shall file the definitive Company Proxy Statement with the SEC and cause the definitive Company Proxy Statement to be mailed to the holders of the Company stock as of the record date established for the Company Stockholder Meeting as promptly as practicable (and in any event within ten (10) Business Days) after the SEC Clearance Date and in advance of such meeting; provided that if the SEC has failed to affirmatively notify the Company by the date that is ten (10) calendar days after the initial filing of the Company Proxy Statement with the SEC that it will or will not be reviewing the Company Proxy Statement, then such date shall be the SEC Clearance Date. Except to the extent that the Company Board shall have effected a Company Adverse Recommendation Change as expressly permitted by Section 6.05, the Company Proxy Statement shall include the Company Recommendation. Subject to Section 6.05, the Company shall use reasonable best efforts to solicit the Company’s stockholders’ proxies in favor of the adoption of this Agreement and approval of the Merger and the other Transactions. The Company shall keep Parent and Merger Sub updated with respect to proxy solicitation results as and when requested by Parent or

Merger Sub. Once the Company Stockholder Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholder Meeting without the written consent of Parent (other than: (A) in order to obtain a quorum of its stockholders, (B) to allow reasonable additional time after the filing and mailing of any supplemental or amended disclosures to the Company Proxy Statement, or (C) for compliance with Applicable Law or an Order from the SEC), and in no event more than twice (without the written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned). In the event that the Company Stockholder Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such postponement or adjournment or other delay in such a way that the Company does not establish a new record date for the Company Stockholder Meeting, as so adjourned, postponed or delayed, except as required by Applicable Law. If the Company Board makes a Company Adverse Recommendation Change as expressly permitted pursuant to Section 6.05, it will not alter the obligation of the Company to submit the Company Stockholder Approval to Company’s stockholders at the Company Stockholder Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholder Meeting.

6.03	Regulatory Authorizations and Consents; Efforts

(a)	The Company and Parent agree that, as of the date hereof, the only notifications and approvals required to be filed and obtained under Antitrust Laws in connection with the Merger and the other transactions contemplated hereby are the filings and corresponding approvals in the jurisdictions set out in Annex 6.03(a) (such notifications and approvals, together with any such notifications and approvals arising after the date hereof (it being understood that such notifications and approvals arising after the date hereof shall not be deemed to be a condition to any Party’s obligations to consummate the transactions contemplated hereby), the Required Notifications).

(b)	Subject to clause (d) below, each of the Parties will use its reasonable best efforts to cooperate with each other and to take, or cause to be taken, or do, or cause to be done, all things necessary, proper or advisable to satisfy, or cause to be satisfied, all conditions to the obligations of the Parties under this Agreement over which it has control or influence, to obtain all other necessary actions, waivers, consents, licenses, permits and registrations (or transfers of the foregoing) and approvals from Governmental Authorities or any other Person (it being understood that such actions, waivers, consents, licenses, permits and registrations shall not be deemed to be a condition to any Party’s obligations to consummate the transactions contemplated hereby unless otherwise set forth in Article VII), and to cause the Merger to be consummated as promptly as practicable in accordance with the terms hereof. In addition, each of the Parties shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any Party in order to avoid entry of, or to have vacated or terminated, any Order of any Governmental Authority (whether temporary, preliminary or permanent) that would prevent or materially delay the consummation of the Closing.

(c)	The Company and Parent shall prepare and file any filing required under the HSR Act as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, and Parent shall prepare and file all other Required Notifications as soon as reasonably practicable after the date of this Agreement. In no event will any Party request or otherwise seek early termination of any applicable waiting periods under applicable Antitrust Law without the other Party’s prior written consent.

(d)	Notwithstanding Parent’s covenants otherwise set out in this Section 6.03, Parent will not be required to propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise regarding, (i) the sale, divestiture, license or disposition, in whole or in part of, or suffer any restriction on the operation of, Parent’s or its Subsidiaries’ assets, properties or businesses; or (ii) the sale, divestiture, license, or disposition, in whole or part of the assets, properties or businesses to be acquired by Parent pursuant hereto.

(e)	To the extent permitted by Applicable Law, each Party shall promptly notify the other of any material communication (including oral communications) it or any of its Affiliates receives from any Governmental Authority to the extent relating to this Agreement and the Transactions and permit the other to review in advance any proposed material communication by such Party to any Governmental Authority. Neither of the Parties shall participate in or agree to participate in any material meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of any such investigation), litigation or other inquiry related to the Required Notifications unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate at such meeting. To the extent permitted by Applicable Law, each Party will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the Required Notifications; provided that the disclosing Party may, where appropriate, limit disclosure of any information to those individuals acting as outside counsel for the other Parties, and such counsel will not disclose such information to such other Parties without the knowledge and consent of Parent or the Company, as applicable). Notwithstanding anything to the contrary in this Agreement, Parent has the sole right to control and direct all antitrust filings and antitrust strategy in connection with review of the Merger and other transactions contemplated hereby by any Governmental Authority, or any litigation by, or negotiations with, any antitrust authority or other Person relating to the transaction under the HSR Act or any other Antitrust Law and will take the lead in all meetings, discussions, and communications with any Governmental Authority relating to obtaining antitrust approval for the Transaction, provided that Parent will consult with and consider in good faith the comments of the Company in connection with any filing, communication, defense, litigation, negotiation, or strategy. Subject to this Section 6.03(e) and the confidentiality provisions of the Confidentiality Agreement, the Parties will provide each other with copies of all material correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided that materials may be redacted by any Party: (i) as necessary to comply with Applicable Law, or (ii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

6.04	Access to Information; Confidentiality

Until the Closing and upon reasonable advance written notice from Parent, the Company will allow Parent and its Representatives reasonable access, at Parent’s expense, during normal business hours, under the supervision of personnel of the Company, its Affiliates or their respective Representatives and in such a manner as not to unreasonably interfere with the normal operations of the business of the Company to (a) such materials and information (including Contracts, properties, books, Tax Returns, work papers and records) about the Ex-ESG Company as Parent may reasonably request and (b) specified members of management of the business of the Ex-ESG Company as the Parties may reasonably agree, and which shall in any event include the individuals set forth on Schedule 6.04; provided, however, that except as required by Applicable Law, Parent shall not initiate any one-on-one discussion with any employee of the Company or its Subsidiaries regarding such employee’s potential compensation following the Closing without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company will not be required to disclose any information to Parent or its Representatives if such disclosure would be reasonably likely, after consultation with counsel, to: (i) result in the loss of any attorney-client or other legal privilege (it being agreed that the Company will notify Parent of the fact that it is withholding such information on such basis and will provide a description of such information, and shall use reasonable best efforts to allow disclosure of such information in a manner that does not result in the loss of any such privilege, including entering into a joint defense agreement or other agreements or arrangements) or (ii) contravene any Applicable Law (including Antitrust Laws). In no event shall Parent be permitted to conduct any invasive testing of the Company Owned Real Property or the Company Leased Real Property or the building, or improvements thereon, including sampling of soil, sediment, groundwater, surface water or building material. Parent will, and will cause its Representatives to, hold all information so obtained in accordance with the terms of the Confidentiality Agreement. No investigation or access permitted pursuant to this Section 6.04 shall affect or be deemed to modify or cure any breach of, or inaccuracy in, any representation or warranty made by the Company hereunder.

6.05	No Solicitation by the Company

(a)

From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.01, except as expressly permitted by Section 6.05(b) or Section 6.05(d) and except as related solely to the Spin-Off, the transactions contemplated by the ESG Purchase Agreement or the ESG Business or any of the assets or operations thereof, (i) the Company shall cease, shall cause its Subsidiaries to cease and shall instruct and cause its officers, directors and other Representatives to cease, and cause to be terminated all existing discussions, negotiations, solicitations, encouragement and communications with any Persons with respect to any Company Acquisition Proposal (other than the transactions contemplated by this Agreement with Parent and Merger Sub); (ii) the Company shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly through another Person, (A) engage in any communication or initiate, solicit, facilitate or encourage any action that would constitute or would reasonably be expected to lead to a Company Acquisition Proposal, (B) engage in or continue negotiations or discussions with, or provide any information or data to, any Person (other than Parent or any of its Affiliates or Representatives) relating to or that would reasonably be expected to lead to any Company Acquisition Proposal, (C) approve, endorse, recommend, execute or enter into any Alternative Acquisition Agreement or (D) resolve or agree to do any of the foregoing and (iii) the Company shall, within one (1) Business Day of the date of this Agreement and thereafter, terminate all access by third parties to any data room (virtual or actual) containing any of the Company’s information relating to the Ex-ESG Company and request the destruction or return of all non-public information previously provided by or on behalf of the Company, any of its Subsidiaries or their Representatives to any and all such third parties.

(b)	Notwithstanding the foregoing, at any time prior to receiving the Company Stockholder Approval, if the Company receives a bona fide written Company Acquisition Proposal that did not result directly or indirectly from a breach of Section 6.05(a) (other than breaches thereof that are inadvertent, de minimis and not intended to result in a Company Acquisition Proposal), then the Company may: (i) contact the Person who has made such Company Acquisition Proposal in order to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to such Person, but only pursuant to a confidentiality agreement with confidentiality terms that are not less favorable to the Company than those contained in the Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such Person concerning such Company Acquisition Proposal, in the case of clauses (i), (ii) and (iii), if (x) the Company Board determines in good faith (after consultation with outside financial advisors and legal counsel) that such Company Acquisition Proposal constitutes, or could reasonably be expected to lead to or result in, a Superior Proposal and (y) the Company Board determines in good faith (after consultation with outside financial advisors and legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. The Company (A) shall promptly (and in any case within twenty-four (24) hours) provide Parent notice of the receipt of any Company Acquisition Proposal and any confidentiality agreement entered into with any third party, and shall disclose the identity of the third party (or parties) and the terms of such Company Acquisition Proposal (including, in the case of written terms, copies of any Alternative Acquisition Agreement and materials containing the material terms of such Alternative Acquisition Agreement and, in the case of oral terms, a reasonable description of the material terms thereof), (B) shall promptly (and in any case within twenty-four (24) hours) make available to Parent copies of all information of the Company and the same access provided by the Company to such third party but not previously made available to Parent, and (C) shall keep Parent informed on a reasonably prompt (and at Parent’s request, which shall not be more frequently than daily) basis of the status and material details of (including amendments and proposed amendments to and the negotiations or discussion of) any such Company Acquisition Proposal, or such other inquiry, offer or proposal. Notwithstanding the foregoing, the Company shall not, shall cause its Subsidiaries not to and shall instruct and cause its officers, directors and other Representatives not to, provide any commercially sensitive non-public information to any competitor of the Company in connection with the actions permitted by this Section 6.05, except in a manner consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Company Acquisition Proposals prior to the date of this Agreement.

(c)	Except as expressly permitted by Section 6.05(d) or Section 6.05(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify, withhold or modify, fail to make, or publicly propose to withdraw, qualify, withhold or modify, the Company Recommendation, (ii) adopt, approve or recommend or publicly propose to adopt, approve or recommend any Company Acquisition Proposal, Alternative Acquisition Agreement or Superior Proposal, (iii) fail to recommend against any tender offer or exchange offer for shares of Company Common Stock within ten (10) Business Days after commencement of such offer, (iv) approve or recommend or publicly propose to adopt or recommend any Company Acquisition Proposal or Superior Proposal or fail to include the Company Recommendation in the Company Proxy Statement, (v) fail to publicly reaffirm the Company Recommendation within three (3) Business Days after receipt of a written request by Parent to provide such affirmation, or (vi) adopt or approve, or publicly propose to adopt or approve, or allow the Company to execute or enter into, any Contract, arrangement or understanding that reflects, or would reasonably be expected to lead to, a Company Acquisition Proposal or would require the Company to abandon or terminate the Merger or the other transactions contemplated hereby (an Alternative Acquisition Agreement) (any action described in clauses (i) through (vi) of this sentence being referred to as a Company Adverse Recommendation Change).

(d)

If, at any time after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, the Company Board first receives a Company Acquisition Proposal that did not result directly or indirectly from a breach of Section 6.05(a) (other than breaches thereof that are inadvertent, de minimis and not intended to result in a Company Acquisition Proposal), that is not withdrawn, and that the Company Board determines in good faith (after consultation with outside financial advisors and legal counsel) constitutes a Superior Proposal, the Company Board may cause the Company to terminate this Agreement pursuant to Section 8.01(c)(ii) and simultaneously enter into a definitive Alternative Acquisition Agreement in respect of such Superior Proposal if: (A) the Company Board has determined in good faith (after consultation with outside financial advisors and legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law; (B) the Company has previously notified Parent in writing that it intends to terminate this Agreement and provided Parent an unredacted copy of the proposed definitive Alternative Acquisition Agreement between the Company and the Person making such Superior Proposal; (C) for a period of four (4) Business Days following its compliance with clause (B) of this Section 6.05(d), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under Applicable Law (it being understood and agreed that any amendment to any material term or condition of any Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (1) three (3) Business Days following delivery of such new notice from the Company to Parent and (2) the expiration of the original four (4) Business Day period described in this clause (C); and (D) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement, that the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Superior Proposal.

(e)	Other than in connection with a Superior Proposal (which shall be subject to Section 6.05(d) and shall not be subject to this Section 6.05(e)), prior to obtaining the Company Stockholder Approval, the Company Board may take any action in response to an Intervening Event prohibited by clause (i) of Section 6.05(c), only if (i) the Company Board determines in good faith (after consultation with outside financial advisors and legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law, (ii) the Company has notified Parent in writing that it intends to effect such a Company Adverse Recommendation Change pursuant to this Section 6.05(e) and the facts underlying the Company Board’s determination that an Intervening Event has occurred and the facts underlying the reason for the Company Adverse Recommendation Change, (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of Section 6.05(e), the Company shall have discussed and negotiated in good faith and made the Company’s Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate), with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under Applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to an Intervening Event shall require a new notice and a new negotiation period that shall expire on the later to occur of (1) three (3) Business Days following delivery of such new notice from the Company to Parent and (2) the expiration of the original four (4) Business Days period described in this clause (iii) above) and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith (after consultation with outside financial advisors and legal counsel), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under Applicable Law.

(f)

Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pursuant to Rule 14d-9(f) of the Exchange Act pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board determines in good faith (after consultation with outside legal counsel) that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under Applicable Law; provided, however, that (A) in no event shall this Section 6.05(f) affect the obligations specified in Section 6.05(d) or Section 6.05(e) and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” pursuant to Rule 14d-9(f) of the Exchange Act or similar communication to the stockholders of the Company or a factually accurate public statement by the Company that only describes the Company’s receipt of a Company Acquisition Proposal and the operation of this Agreement with respect thereto) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change.

(g)	Notwithstanding the foregoing, nothing in this Section 6.05 shall in any way limit or prohibit any action taken by the Company in furtherance of its efforts to consummate the Distribution, including holding discussions, negotiations and communications with, or providing non-public information unrelated to the Ex-ESG Company to, any Persons in connection with the Distribution (including to potential financing sources) and in connection with the solicitation of offers for an ESG Sale prior to the ESG Election Date.

(h)	The Company agrees (i) not to release or permit the release of any Person from, or to waive or permit the waiver or termination of any provision of, any confidentiality, standstill or similar agreement (or any standstill or confidentiality provision of any other contract or agreement) to which any of the Company or any Subsidiary of the Company is a party or any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination,” or other antitakeover Contract or Applicable Law, and the Company will use its reasonable best efforts to enforce or cause to be enforced to the fullest extent permitted by Applicable Law each such agreement or Applicable Law and (ii) any breach of the provisions of this Section 6.05 by any Subsidiary or Representative of the Company will be deemed to be a breach of such provisions by the Company; provided, however, that nothing in this Section 6.05(h) shall apply to standstill or similar provisions contained in any agreements that are terminated, released or waived in accordance with their terms without any action by the Company.

6.06	Directors’ and Officers’ Indemnification and Insurance

(a)	Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company (the D&O Indemnified Parties) as provided in the Certificate of Incorporation and the Bylaws (in each case, as in effect on the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Certificate of Incorporation and Bylaws as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim.

(b)	Prior to the Effective Time, the Company shall (or, if the Company is unable to, after the Effective Time, Parent shall cause the Surviving Corporation to) purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided, however, (i) that the Company shall not pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy and (ii) the material terms of such prepaid policies (including coverage and amount) are no more favorable in the aggregate to such D&O Indemnified Parties than the insurance coverage otherwise required under Section 6.06(a). If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies prior to, as of or after the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Effective Time; provided further, however, that after the Effective Time, neither the Surviving Corporation nor Parent shall be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c)	The covenants contained in this Section 6.06 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs only if the Merger is consummated and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Applicable Law, contract or otherwise.

(d)	In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, reasonable provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.06.

6.07	Notification of Certain Matters

Subject to Applicable Law, from and after the date hereof until the earlier to occur of the Effective Time and the termination of this Agreement pursuant to Section 8.01, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company (and each will subsequently keep the other informed, on a reasonably current basis, of any material developments related to such notice), of (i) any notice or other communication received by such Party or its Subsidiaries from any Governmental Authority in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions (ii) any claims, investigations or Proceedings commenced, threatened in writing or, to such Party’s Knowledge, threatened orally against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries that relate to this Agreement, the Merger or the other Transactions, (iii) any inaccuracy in or breach of any representation or warranty or breach of covenant or agreement contained in this Agreement that would reasonably be expected to cause, in the case of the Company, any of the conditions set forth in Sections 7.01 or 7.02 not to be satisfied or any conditions of the Company, its Subsidiaries, or, in the case of Parent or Merger Sub, any of the conditions set forth in Sections 7.01 or 7.03 not to be satisfied. Notwithstanding anything in this Agreement to the contrary, no such notification shall cure any breach of, or inaccuracy in the representations, warranties, covenants or agreements of the Parties or cure any failure of the conditions to the obligations of the Parties or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

6.08	Public Disclosure

So long as this Agreement is in effect, Parent and Merger Sub and their respective Affiliates, on the one hand, and the Company and its Affiliates, on the other hand, shall consult with each other before making, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to obtaining the other Party’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) except (a) as may be required by Applicable Law or the rules of a national securities exchange or (b) that Parent may, without such consultation, make such statements as are not inconsistent with the disclosure in the joint press release announcing the execution of this Agreement and the ESG Purchase Agreement or as may be required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The text of the joint press release announcing the execution of this Agreement and the Spin-Off will be as previously agreed to by the Parties. Notwithstanding any other provision of this Agreement, the requirements of this Section 6.08 shall not apply to (i) any such press release or public announcement if the Company Board has effected any Company Adverse Recommendation Change and (ii) any statements, filings and other communications with respect to the ESG Business, the Spin-Off, the ESG Sale or the Distribution, including participation in meetings, investor calls and presentations, due diligence sessions, drafting sessions and “roadshow” presentations and ratings agency meetings; provided that the Company will not be permitted to make any statements to the extent relating to the Transactions (and not the business or operations of ESG Spin Co.) without first providing Parent with a reasonable opportunity to review and comment upon such statements, except to the extent such statement (A) is included in the Company’s SEC reports, (B) is not inconsistent with or does not contain more substantive information than statements filed by the Parties with the SEC as required, or (C) is contained in communications approved by the Parties pursuant to this Section 6.08.

6.09	Employee Benefits; Labor

(a)	For purposes of this Section 6.09, (i) the term Covered Employees means employees who are actively employed by the Company or any of its Subsidiaries immediately prior to the Effective Time; and (ii) the term Continuation Period means the period beginning at the Effective Time and ending on December 31st of the year following the year in which the Effective Time occurs or December 31, 2019, if earlier.

(b)	During the Continuation Period, Parent shall, or shall cause a Subsidiary of Parent to, provide to each Covered Employee for so long as such Covered Employee remains an employee of Parent or any of its Subsidiaries during the Continuation Period, compensation that is comparable in the aggregate (as determined by Parent. including taking into consideration compensation that is accelerated under the terms of this Agreement) to the compensation provided to such Covered Employee by the Company and its Subsidiaries immediately prior to the Effective Time. In addition to the foregoing, Parent agrees to cause the Company to pay outstanding annual incentive awards to Covered Employees for the fiscal year in which the Effective Time occurs (and any preceding fiscal year to the extent awards are earned but remain unpaid) in accordance with the terms and conditions of the applicable annual cash incentive plans under which such awards were granted as in effect as of the Effective Time, to the extent and as disclosed to Parent.

(c)	In the event any Covered Employee first becomes eligible to participate under any Parent employee benefit plan following the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to, for Covered Employees who become eligible during the calendar year including the Effective Time, use reasonable best efforts to (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent employee benefit plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent employee benefit plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent employee benefit plan during the plan year in which the Effective Time occurs, to the same extent such credit was given under any similar Company Benefit Plan that Covered Employee participated in immediately prior to coverage under the Parent employee benefit plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent employee benefit plan for the plan year in which the Effective Time occurs.

(d)	As of the Effective Time, Parent shall recognize, or shall cause a Subsidiary of Parent to recognize, all service of each Covered Employee prior to the Effective Time, to the Company (or any predecessor entities of the Company or any of its Subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes under any defined benefit pension plan) and for purposes of determining future vacation accruals and severance amounts to the same extent as such Covered Employee received, immediately before the Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time; provided that service of each Covered Employee prior to the Effective Times shall not be recognized to the extent that such service credit would result in a duplication of benefits for the same period of service.

(e)	Nothing set forth in this Section 6.09 shall (i) confer upon any Person any right to continue in the employ or service of Parent, the Ex-ESG Company or any of their respective Affiliates, or interfere with or restrict in any way the rights of Parent, the Ex-ESG Company or any of their respective Affiliates to discharge or terminate the services of any employee at any time for any reason whatsoever, with or without cause, (ii) restrict Parent’s, the Ex-ESG Company’s or any of their respective Affiliates’ right to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement.

(f)	The Parties acknowledge and agree that all provisions contained in this Section 6.09 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective Parties and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Company Benefit Plan, or (ii) to continued employment with the Company, Parent or their respective Subsidiaries or Affiliates. Notwithstanding anything in this Section 6.09 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any other employee benefit plans of the Company, Parent or any of their respective Subsidiaries or Affiliates or shall prohibit Parent or any of its Subsidiaries or Affiliates from amending or terminating any employee benefit plan.

6.10	Merger Sub

Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and (b) ensure that Merger Sub prior to the Effective Time shall not conduct any business, incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

6.11	Rule 16b-3 Matters

Prior to the Effective Time, the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under Applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

6.12	State Takeover Laws

If any state takeover statute or other similar Applicable Law becomes or is deemed to become applicable to the Company or the Merger or the other Transactions, then the Company Board shall take any and all reasonable actions necessary and sufficient to render such statutes inapplicable to the foregoing.

6.13	Stockholder Litigation

The Company shall, as promptly as practicable (and in any event within two (2) Business Days), notify Parent in writing of, and give Parent the opportunity, at Parent’s sole cost and expense, to review and comment on all filings and responses to be made by the Company in connection with (which comments will be considered in good faith by the Company) and to participate and consult in the defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the Merger and the other Transactions, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not settle or enter into any other arrangement to mitigate or resolve or offer to settle or enter into any other arrangement to mitigate or resolve any litigation commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent.

6.14	Company Notes

(a)	Unless the Company makes an ESG Sale Election in accordance with Section 2.06, the Company shall use its reasonable best efforts to, as promptly as reasonably practicable, effect a consent solicitation seeking the consent of the holders of the Company Notes to amendments or waivers to the Indenture governing the Company Notes, which would permit the consummation of the Spin-Off prior to the Closing (the Consent); provided that the Company shall not agree to a consent fee in connection with the Consent without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed. The Company shall, and shall cause its Representatives to, (A) keep Parent informed on a reasonably prompt basis and in reasonable detail of material developments in connection with the Consent, (B) allow Parent and its Representatives to review and comment on the terms and conditions and form of the Consent, (C) give Parent prompt notice of any material and substantive communications to or from the holders of the Company Notes, and (D) promptly respond to Parent’s requests for updates on the status of the Consent. With respect to any actions taken with respect to the Spin-Off, the Company shall comply with and shall not breach or otherwise violate any of its covenants or obligations pursuant to the Indenture or the Company Notes. Notwithstanding anything to the contrary in this Agreement, the Company shall not consummate the Spin-Off prior to obtaining the Consent and the Bank Consent if the Spin-Off occurs other than substantially concurrently with the Closing, and the Company shall not be obligated to consummate the Spin-Off prior to obtaining the Consent and the Bank Consent unless the Spin-Off occurs substantially concurrently with the Closing and Parent provides a sufficient amount of cash on the Closing Date in order to enable the Company to satisfy and discharge the Company Notes and to pay the Payoff Amount with respect to the Existing Credit Agreement. Parent’s right to terminate this Agreement pursuant to Section 8.01(d)(iv) shall not be available from the ESG Termination Date to the Termination Date (on which date such right to terminate shall once again be available) if either the Consent or Bank Consent have not been obtained by the ESG Termination Date due only to Parent’s failure to provide its consent to the consent fee referenced in the proviso to the first sentence of this Section 6.14(a). Except as set forth in this Section 6.14, the Company may not otherwise amend, modify or waive any provisions of the Indenture or the Company Notes in a manner adverse to the Company or its Subsidiaries.

(b)	Whether or not the Consent is obtained, with respect to the Company Notes, (i) on a date that is within ten (10) Business Days of receiving written notice from Parent instructing the Company to issue or cause to be issued the Conditional Redemption Notice, the Company shall issue a conditional notice of redemption of the Company Notes in accordance with the Indenture and in a form reasonably acceptable to the Company and Parent (such notice, the Conditional Redemption Notice) for all of the outstanding aggregate principal amount of the Company Notes pursuant to the Indenture, (ii) Parent shall, upon the Closing, be responsible for the payment of the Redemption Amount, (iii) the Company shall (A) deliver to the Indenture Trustee such “Officer’s Certificates,” “Opinions of Counsel,” and other documents and certificates in form and substance reasonably satisfactory to the Indenture Trustee and Parent and (B) take such other reasonable actions that are necessary or customary to, in each case, effect the satisfaction and discharge of the Indenture and the redemption of the Company Notes on the Redemption Date pursuant to the applicable provisions of the Indenture, (iv) the Company shall provide Parent with a reasonable opportunity to review and comment on drafts of the documents to be delivered in connection with the satisfaction and discharge of the Indenture and the redemption of the Company Notes, and (v) the Company shall satisfy and discharge the Indenture in accordance with the Indenture and redeem the Company Notes in accordance with the Indenture on the Redemption Date; provided, that prior to the Closing Date, within six (6) Business Days of receiving written notice from Parent instructing the Company to delay the Redemption Date to a subsequent redemption date, the Company shall amend the Conditional Redemption Notice setting forth such new subsequent redemption date.

6.15	Payoff Letter

At least two (2) Business Days prior to the Closing Date, the Company shall cause the agent under the Amended and Restated Credit Agreement, dated as of May 19, 2015 (the Existing Credit Agreement), among the Company, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, to provide a copy of an executed payoff letter (the Payoff Letter) with respect to the Existing Credit Agreement, in customary form, which shall (a) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable (and not contingent or unasserted) under the Existing Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (the Payoff Amount), (b) state that upon receipt of Payoff Amount under the Payoff Letter, the Existing Credit Agreement and all related loan documents shall be terminated, as applicable and (c) provide that all Encumbrances and all guarantees (if any) in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations shall be released and terminated upon the payment of the Payoff Amount; provided that the effectiveness of such repayment, termination or release may be contingent upon the occurrence of the Closing unless otherwise agreed by the Company.

6.16	Intercompany Arrangements

Except as set forth on Schedule 6.16, the Company will cause any intercompany Contracts, arrangements, financing agreements or intercompany loans between Kiawah Energy or ESG Spin Co., as applicable, on the one hand, and the Company and any of its Affiliates or Subsidiaries (other than Kiawah Energy), on the other hand, to be terminated, effective no later than Closing.

6.17	IT Monitoring

Beginning as of the date hereof and until the Effective Time, the Company shall: (a) maintain the monitoring, alerting, and auditing of log files on the Company Systems; (b) implement, maintain, and comply with an end user communication protocol and procedure regarding targeted phishing and threats relating to viruses, worms, Trojan horses, or similar disabling code or programs; (c) provide to Parent evidence of compliance with the foregoing prior to the Effective Time and (d) for any malicious or suspicious activity detected by monitoring, provide evidence that a response occurred in a reasonable time and that steps were taken to identify root cause and close within a reasonable time (suggested evidence would include a record of date and time for detection, initial response, closure along with steps taken and root cause).

6.18	Post-Signing Date Tax Letter

Within five (5) Business Days after the date that is thirty (30) days after the date hereof, the Company will deliver to Parent the Post-Signing Date Tax Letter.

ARTICLE VII

CONDITIONS TO THE MERGER

7.01	Conditions to the Obligations of Each Party to Effect the Merger

The respective obligations of each Party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Applicable Law) written waiver by the Company, Parent and Merger Sub at or prior to the Closing of the following conditions:

(a)	The Company shall have obtained the Company Stockholder Approval.

(b)	The ESG Registration Statement shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking a stop order, all necessary permits and authorizations under the Securities Act and the Exchange Act relating to the issuance and trading of shares of ESG Spin Co. Common Stock shall have been obtained and be in effect, and such shares of ESG Spin Co. Common Stock shall have been approved for listing on the NASDAQ and the period of time specified by Applicable Law for the mailing of an information statement in connection with the Spin-Off shall have expired (assuming the information statement in connection with the Spin-Off is mailed immediately after the ESG Registration Statement is declared effective by the SEC, whether or not the information statement in connection with the Spin-Off has in fact been mailed); provided that the condition set forth in this Section 7.01(b) shall not apply in the event the Company has made an ESG Sale Election in accordance with Section 2.06.

(c)	Any waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired and no temporary restraining order or preliminary or permanent injunction preventing the consummation of the Merger shall have been issued by any U.S. federal court, and any authorization or consent from a Governmental Authority required to be obtained with respect to the Merger under any Antitrust Law as set forth on Annex 6.03(a) hereto shall have been obtained.

(d)	No Governmental Authority having jurisdiction over the Company shall have issued or entered any Order after the date of this Agreement, and no Applicable Law shall have been enacted or promulgated after the date of this Agreement, in each case, that is then in effect and has the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions.

7.02	Conditions to Obligations of Parent and Merger Sub to Effect the Merger

The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or (to the extent permitted by Applicable Law) written waiver by Parent at or prior to the Closing of the following additional conditions:

(a)	Each of the representations and warranties of the Company:

(i)	contained in Section 4.02(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only);

(ii)	contained in Sections 4.01, 4.02 (other than Sections 4.02(a) and 4.02(d)), 4.03 and 4.20 shall be true and correct in all material respects without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein as of the date of this Agreement and the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only);

(iii)	set forth on Schedule 7.02(a)(iii) shall be true and correct as set forth on such schedule; and

(iv)	contained in Article IV of this Agreement (other than Sections 4.01, 4.02(a), 4.02(b), 4.02(c), 4.02(e), 4.03, 4.20, and those representations and warranties set forth on Schedule 7.02(a)(iii)), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties identified in this clause (iv) to be true and correct, would not have a Company Material Adverse Effect.

(b)	The Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing.

(c)	Parent shall have received at the Closing a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 7.02(a), 7.02(b) and 7.02(d).

(d)	Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(e)	The Company shall have filed all forms, reports and documents that contain financial statements and that are required to be filed with the SEC prior to the Closing.

(f)	The Distribution shall have been (i) duly and validly authorized by all necessary corporate action by the Company and ESG Spin Co., (ii) approved by the Company Board by resolutions adopted in accordance with the DGCL, the Certificate of Incorporation and the Bylaws, and (iii) consummated or shall be, contemporaneously with the Merger becoming effective at the Effective Time.

(g)	Solely in the event an ESG Sale Election has been made, the consummation of the transactions contemplated by the ESG Purchase Agreement shall have occurred.

7.03	Conditions to Obligation of the Company to Effect the Merger

The obligation of the Company to effect the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) written waiver by the Company at or prior to the Closing of the following additional conditions:

(a)	Each of the representations and warranties of Parent and Merger Sub contained in Article V of this Agreement, without giving effect to any materiality or “material adverse effect” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

(b)	Parent and Merger Sub shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing.

(c)	The Company shall have received at the Closing a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 7.03(a) and 7.03(b).

7.04	Frustration of Closing Conditions

Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.01 or Section 7.02 to be satisfied if such failure was proximately caused by the failure of Parent or Merger Sub to perform any of their respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.01 or Section 7.03 to be satisfied if such failure was proximately caused by its failure to perform any of its material obligations under this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.01	Termination

Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time as follows:

(a)	by mutual written consent of each of Parent and the Company; or

(b)	by either Parent or the Company, if:

(i)	the Merger shall not have been consummated on or before 5:00 p.m. (New York time) on April 30, 2019 (the Initial Termination Date); provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any Party if the inaccuracy of such Party’s representations or warranties or the failure of such Party to perform or comply with any of its obligations under this Agreement has been the proximate cause of the failure of the Closing to have occurred on or before the Termination Date, provided, further, that if as of the Initial Termination Date, (A) the condition set forth in Section 7.01(c) is the only condition set forth in Article VII that remains unsatisfied or which has not been waived by the Party then entitled to give such waiver (other than (x) the conditions set forth in Sections 7.01(b), 7.02(f) or 7.02(g) and (y) those conditions that by their terms are to be satisfied at the Closing, but that are capable of being satisfied as of the Initial Termination Date (assuming the Closing were to occur on the Initial Termination Date)) or (B) with respect to the Required Notifications, the applicable waiting periods have not expired, the applicable authorizations or consents have not been obtained or there shall have been issued by any U.S. federal court a temporary restraining order or preliminary or permanent injunction preventing the consummation of the Merger, then the Termination Date may be extended by either Parent or the Company until 5:00 p.m. (New York time) on July 30, 2019 (the Final Termination Date);

(ii)	any United States Governmental Authority shall have issued or entered any Order or any Applicable Law shall have been enacted or promulgated that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or the Transactions, and in the case of such an Order, such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to a Party if the issuance of such Order was proximately caused by the failure of such Party, and in the case of Parent, including the failure of Merger Sub, to perform or comply with any of its obligations under this Agreement (including Section 6.03); or

(iii)	the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof.

(c)	by the Company if:

(i)	the inaccuracy of any of Parent’s or Merger Sub’s respective representations or warranties or the breach or failure to perform any of Parent’s or Merger Sub’s covenants or other obligations set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.03 and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such inaccuracy, breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or other obligations set forth in this Agreement; or

(ii)	at any time prior to receipt of the Company Stockholder Approval and upon the substantially concurrent payment of the Company Termination Fee pursuant to Section 8.03(a) (it being understood that any purported termination pursuant to this Section 8.01(c)(ii) shall be null and void if the Company does not timely pay the Company Termination Fee), the Company shall have made a Company Adverse Recommendation Change and entered into a definitive agreement with respect to a Superior Proposal in compliance with Section 6.05(d); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(ii) unless the Company has complied in all material respects with Section 6.05.

(d)	by Parent if:

(i)	the inaccuracy of any of the Company’s representations or warranties, or the breach or failure to perform any of the Company’s covenants or other obligations set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such inaccuracy, breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or other obligations set forth in this Agreement;

(ii)	at any time prior to the receipt of the Company Stockholder Approval, the Company Board shall have made a Company Adverse Recommendation Change or the Company shall have failed to include in the Company Proxy Statement the Company Recommendation;

(iii)	if the Company shall have breached in any material respect any of its obligations pursuant to Section 6.05; or

(iv)	at any time after 5:00 p.m. (New York time) on the ESG Termination Date if (x) any or all of the conditions set forth in Sections 7.01(b), 7.02(f) and 7.02(g) are the only conditions set forth in Article VII that remain unsatisfied or that have not been waived by the Party then entitled to give such waiver (other than those conditions that by their terms are to be satisfied at the Closing, but that are capable of being satisfied as of such time (assuming the Closing were to occur as of such time)); provided that the right to terminate this Agreement pursuant to this Section 8.01(d)(iv) shall not be available to Parent if the inaccuracy of Parent’s representations or warranties or the failure of Parent to perform or comply with any of its obligations under this Agreement is the proximate cause of the failure of the conditions set forth in Sections 7.01(b), 7.02(f) and 7.02(g), as applicable.

8.02	Effect of Termination

In the event that this Agreement is terminated and the Merger and the other transactions contemplated hereby are abandoned pursuant to Section 8.01, written notice thereof shall be given by the terminating Party to the other Party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect, without liability on the part of any Party, and all rights and obligations of any Party shall cease; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from (a) fraud, or (b) except as provided in Section 8.03, any Willful Breach prior to such termination, and in each such case, the aggrieved Party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, this Section 8.02, Section 8.03, and Article IX shall survive any termination of this Agreement pursuant to Section 8.01.

8.03	Termination Fees

(a)	If this Agreement is terminated by:

(i)	Parent or the Company pursuant to Section 8.01(b)(iii) or by Parent pursuant to Section 8.01(d)(i) (where the Company’s breach or failure to perform its covenants or other obligations set forth in this Agreement gave rise to such termination right), and in each case, within nine (9) months after such termination, the Company enters into a definitive agreement with a Person that made a Company Acquisition Proposal (provided, that (x) the references to “twenty percent (20%)” in the definition of Company Acquisition Proposal shall be deemed to be references to “fifty percent (50%)” and (y) in no event shall a definitive agreement involving solely the ESG Business or Kiawah Energy or any of its Subsidiaries, assets or businesses be deemed a Company Acquisition Proposal as contemplated by this Section 8.03(a)(i));

(ii)	the Company pursuant to Section 8.01(c)(ii); or

(iii)	Parent pursuant to Sections 8.01(d)(ii) or 8.01(d)(iii);

then, in the case of a termination pursuant to (A) Section 8.03(a)(i), the Company shall pay, or cause to be paid, to Parent the Company Tail Fee or (B) either Section 8.03(a)(ii) or Section 8.03(a)(iii), the Company shall pay, or cause to be paid, to Parent the Company Termination Fee.

(b)	If this Agreement is terminated by Parent pursuant to Section 8.01(d)(iv), then the Company shall pay, or cause to be paid, to Parent the Company Alternative Termination Fee. Notwithstanding anything to the contrary in this Agreement, the Company shall not be relieved of any of its obligations to comply with the covenants and obligations set forth in Section 2.06, Section 6.01 or Section 6.02 until the earlier of the consummation of the Distribution in accordance with the terms hereof and the termination of this Agreement.

(c)	If this Agreement is terminated by Parent or the Company, as applicable, pursuant to: (i) Section 8.01(b)(i), and at the time of such termination, the only condition in Article VII (except for those conditions that by their nature are to be satisfied at the Closing) not satisfied or waived (to the extent such waiver is permitted under Applicable Law) is the condition set forth in Section 7.01(c) or the condition set forth in Section 7.01(d) (to the extent such Order or Applicable Law is issued, enacted or promulgated under applicable Antitrust Laws) or (ii) pursuant to Section 8.01(b)(ii), in the event such Order or Applicable Law prevents the satisfaction of the condition set forth in Section 7.01(c) or the condition set forth in Section 7.01(d) (to the extent such Order or Applicable Law is issued, enacted or promulgated under applicable Antitrust Laws), then, in each of the foregoing clauses (i) and (ii), the Parent shall pay, or caused to be paid, to the Company the Parent Termination Fee.

(d)	Any payments required to be made under this Section 8.03 shall be made by wire transfer of same day funds to the account or accounts designated by Parent or the Company, as applicable (x) in the case of clause (a)(i) above, on the same day as the consummation of such Company Acquisition Proposal contemplated therein, (y) in the case of clause (a)(ii) above, concurrently with such termination and (z) in the case of clauses (a)(iii), clause (b) or clause (c) above, within three (3) Business Days of the date of such termination.

(e)	Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that in no event shall the Company or Parent, as applicable, be required to pay the Company Termination Fee or the Company Alternative Termination Fee, as applicable, or the Parent Termination Fee, as applicable, on more than one occasion.

(f)

Notwithstanding anything in this Agreement to the contrary, (i) if the Company has paid to Parent the Company Termination Fee, the Company Tail Fee or the Company Alternative Termination Fee, as applicable, in accordance with this Section 8.03, the payment of such Company Termination Fee, the Company Tail Fee or the Company

Alternative Termination Fee, as applicable, shall be the sole and exclusive remedy of Parent, its Subsidiaries, stockholders, Affiliates, and Representatives against the Company, its Subsidiaries, stockholders, Affiliates and Representatives, and (ii) in no event where the Company Termination Fee, the Company Tail Fee or the Company Alternative Termination Fee, as applicable, has been paid will Parent seek or be entitled to recover any other money damages or any other remedy based on a claim in law or equity with respect to, (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, in each case other than for payment of the Company Termination Fee, the Company Tail Fee or the Company Alternative Termination Fee, as applicable, and (iii) upon the payment of the Company Termination Fee, the Company Tail Fee or the Company Alternative Termination Fee, as applicable, in accordance with this Section 8.03, neither the Company nor any of its Subsidiaries or Affiliates or Representatives shall have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement or the transactions contemplated by this Agreement, other than in the event of fraud or in the event this Agreement is terminated pursuant to Section 8.01(d)(i) (where the Company’s breach or failure to perform its covenants or other obligations set forth in this Agreement gave rise to such termination right). If the Company fails to fulfill its obligation to pay the Company Termination Fee, the Company Tail Fee or the Company Alternative Termination Fee, as applicable, when required to do so pursuant to this Section 8.03, and Parent and/or Merger Sub commences a Proceeding that results in a final judgment against the Company for the Company Termination Fee, the Company Tail Fee or the Company Alternative Termination Fee, as applicable, or any portion thereof, then the Company shall pay Parent and Merger Sub their reasonable, documented out-of-pocket costs and expenses (including reasonable legal fees) in connection with such suit, together with interest on the Company Termination Fee, the Company Tail Fee or the Company Alternative Termination Fee, as applicable, at the “prime rate” as published in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the actual date of payment (calculated on the basis of a year of 365 days and the actual number of days elapsed).

(g)

Notwithstanding anything in this Agreement to the contrary, (i) if the Parent has paid to the Company the Parent Termination Fee in accordance with this Section 8.03, the payment of such Parent Termination Fee shall be the sole and exclusive remedy of the Company, its Subsidiaries, stockholders, Affiliates, and Representatives against the Parent, its Subsidiaries, stockholders, Affiliates and Representatives, and (ii) in no event where the Parent Termination Fee has been paid will the Company seek or be entitled to recover any other money damages or any other remedy based on a claim in law or equity with respect to, (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon the payment of the Parent Termination Fee in accordance with this Section 8.03, neither the Parent nor any of its Subsidiaries or Affiliates or Representatives shall have any further liability or obligation to the Company relating to or arising out of this Agreement or the transactions contemplated by this Agreement. If the Parent fails to fulfill its obligation to pay the Parent Termination Fee when required to do so pursuant to this Section 8.03, and the Company commences a Proceeding that results in a final judgment against the Parent for the Parent Termination Fee, then the Parent shall pay the Company its reasonable, documented out-of-pocket costs and expenses (including reasonable legal fees) in connection with such suit, together with interest on the Parent Termination Fee at the “prime rate” as published in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the actual date of payment (calculated on the basis of a year of 365 days and the actual number of days elapsed).

(h)	The Parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.

8.04	Amendment

This Agreement may be amended by mutual agreement of the Parties in writing at any time before or after receipt of the Company Stockholder Approval; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be any amendment that by Applicable Law or in accordance with the applicable rules of any stock exchange requires further approval by the stockholders of the Company without such further approval of such stockholders nor any amendment or change not permitted under Applicable Law.

8.05	Extension; Waiver

At any time prior to the Effective Time, subject to Applicable Law, any Party may (a) extend the time for the performance of any obligation or other act of any other Party, (b) waive any inaccuracy in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE IX

GENERAL PROVISIONS

9.01	Non-Survival of Representations and Warranties

The representations and warranties in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time.

9.02	Expenses

Except as expressly set forth herein, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, Parent, on the one hand, and the Company, on the other hand, shall share equally (i) filing and other fees and expenses in connection with the Required Notifications and (ii) all SEC filing fees.

9.03	Notices

All notices, consents, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by e-mail or facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.03):

if to Parent or Merger Sub:

The Boeing Company 100 N. Riverside Plaza
Chicago, IL 60606
Phone: (312) 544 2820
Fax: (312) 544 2829
Email:	Edward.J.Neveril@boeing.com
Attention: Edward J. Neveril, Chief Counsel of Mergers and Acquisitions with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP 300 North LaSalle
Chicago, IL 60654
Phone: (312) 862-2000
Fax: (312) 862 2200
Email:	scott.falk@kirkland.com
michael.weed@kirkland.com
joydeep.dasmunshi@kirkland.com
Attention:	R. Scott Falk, P.C.
Michael H. Weed, P.C.
Joydeep Dasmunshi

if to the Company:

KLX Inc. 1300 Corporate Center Way
Wellington, FL 33414
Phone: (561) 383-5100
Fax: (561) 791-5479
Email: Roger.Franks@klx.com
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue, 31st Floor
New York, NY 10022
Phone: (212) 277-4000
Fax: (212) 277-4001
Email: Valerie.Jacob@freshfields.com
Omar.Pringle@freshfields.com
Attention: Valerie Ford Jacob, Esq. Omar Pringle, Esq.

9.04	Interpretation; Certain Definitions

(a)	The Parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(b)

The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to April 30, 2018, unless the context requires otherwise. References to any information or document being “made available” or “furnished” and words of similar import shall include such information or document having been posted to the Merrill “Project Kiawah” virtual data room (other than in a “clean team only” or other folder with limited access rights) hosted on behalf of the Company at least two Business Days prior to the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All references to “dollars” or “$” refer to currency of the United States.

9.05	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

9.06	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Applicable Law or otherwise) without the prior written consent of the other Parties, except that any Merger Sub may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent, or a combination thereof so long as such assignment would not materially delay, impair or prevent consummation of the Merger and so long as Parent remains primarily liable for Merger Sub’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.06 shall be null and void.

9.07	Entire Agreement

This Agreement (including the exhibits, annexes and appendices hereto and any other agreement entered into among Parent and/or Merger Sub, on the one hand, and the Company, on the other hand, in connection herewith) constitutes, together with the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof.

9.08	No Third-Party Beneficiaries

This Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder; provided, however, that it is specifically intended that the D&O Indemnified Parties (with respect to Section 6.06 and this Section 9.08 from and after the Effective Time) are intended third-party beneficiaries of such provisions.

9.09	Governing Law

This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Applicable Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Applicable Laws of any jurisdiction other than the State of Delaware.

9.10	Specific Performance

Each Party agrees that that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 8.01, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.11	Consent to Jurisdiction

(a)	Each of the Parties hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub and the Company agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b)	Each Party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other Party may be made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.03 and such service of process shall be sufficient to confer personal jurisdiction over such Party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

9.12	Counterparts

This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

9.13	WAIVER OF JURY TRIAL

EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BETWEEN ANY OF THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE BOEING COMPANY

By:	/s/ Anthony K. Fisher

Name: Anthony K. Fisher
Title: Vice President, Corporate Development

KELLY MERGER SUB, INC.

By:	/s/ Denise McKinney

Name: Denise McKinney
Title: Vice President

KLX INC.

By:	/s/ Amin J. Khoury

Name: Amin J. Khoury
Title: Chief Executive Officer

85

Exhibit A

Distribution Agreement

Attached.

86

Exhibit B

Employee Matters Agreement

Attached.

87

Exhibit C

IP Matters Agreement

Attached.

88

Exhibit D

Transition Services Agreement

Attached.

89

Exhibit E

Certificate of Merger

Attached.

90

Exhibit F

Certificate of Incorporation

Attached.

91